Exhibit 99.5

The representations and warranties of Tm Bioscience Corporation and Luminex Corporation set forth in the merger agreement between Tm Bioscience Corporation and Luminex Corporation, dated December 14, 2006, are qualified by information in confidential disclosure letters that we exchanged in connection with signing the merger agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure letters. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the public disclosures of Tm Bioscience Corporation and Luminex Corporation.

MERGER AGREEMENT

MEMORANDUM OF AGREEMENT made the 14th day of December, 2006 (the “Agreement”).

AMONG:

Luminex Corporation
a corporation existing under the laws of the State of Delaware
(“Parent”)

- and -

Tm Bioscience Corporation
a corporation existing under the laws of the Province of Ontario
(“TMB”)

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                      Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“1933 Act” means the United States Securities Act of 1933, as amended;

“affiliate” has the meaning ascribed thereto in the Securities Act, unless otherwise expressly stated herein;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

“Arrangement” means the arrangement including TMB under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.1 herein or

Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of TMB Shareholders, to be substantially in the form and content of Schedule B annexed hereto;

“Articles of Arrangement” means the articles of arrangement of TMB in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made;

“Business Day” means any day on which commercial banks are generally open for business in Austin, Texas and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Austin, Texas under the laws of the State of Texas or in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada;

“Circular” means the notice of TMB Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of TMB Common Shares and TMB Options in connection with the TMB Meeting;

“Confidentiality Agreement” means the confidentiality letter agreement dated September 1, 2006 between Parent and TMB;

“Converted Parent Option” has the meaning ascribed thereto in section 2.3(b);

“Converted Parent Option Exercise Price” has the meaning ascribed thereto in section 2.4(c);

“Court” means the Superior Court of Justice of Ontario;

“Depositary” has the meaning ascribed thereto in the Plan of Arrangement;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” means the rights of dissent in favour of TMB Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement;

“Drop Dead Date” means March 31, 2007, or such later date as may be mutually agreed by the parties to this Agreement;

“Effective Date” means the date shown on the certificate of arrangement to be issued by the Director under the OBCA giving effect to the Arrangement provided that such date occurs on or prior to the Drop Dead Date;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Election Deadline” means 5:00 p.m. (local time) at the place of deposit on the date which is two Business Days prior to the date of the TMB Meeting;

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and public health and safety;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“Form S-8” has the meaning ascribed thereto in section 2.5(b);

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, stock exchange, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any Securities Regulatory Authority, self regulatory authority or the Toronto Stock Exchange, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“including” means including without limitation;

“Information” has the meaning ascribed thereto in section 4.7(b);

“Intellectual Property” means, collectively, patents, patent disclosures, trademarks, service marks, trade dress, logos, trade names, domain names, copyrights, and all registrations, applications, reissuances, continuations, continuation-in-part, revisions, extensions, reexaminations and associated goodwill with respect to each of the foregoing, computer software (including source and object codes), computer programs, computer data bases and related documentation and materials, data, documentation, trade secrets, confidential business information (including ideas, formulas, compositions, inventions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial marketing and business data and pricing and cost information) and other intellectual property rights and embodiments of any of the foregoing (in whatever form or medium);

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.2;

“Laws” means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including any stock exchange), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for use by holders of TMB Common Shares, in the form accompanying the Circular;

“Licences” has the meaning ascribed thereto in section 3.1(u);

“Mailing Date” means the date by which the Circular must be mailed in order to have the Meeting on or before the Meeting Date in accordance with the constating documents of TMB and applicable Laws;

“Material Adverse Change” when used in connection with Parent or TMB, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), businesses, operations or results of operations or those of any of its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of Parent or TMB, as the case may be, and its Subsidiaries taken as a whole, other than any change, effect, event or occurrence (i) relating to the Canadian or United States’ economy or securities markets in general, (ii) affecting the Canadian or United States biotechnology industry in general, (iii) resulting directly from the announcement of the execution of this Agreement or the transactions contemplated hereby, (iv) changes in Canadian GAAP or United States GAAP or (v) a decline in the price, or a change in the trading volume, of the Parent Common Shares, in the case of Parent, or the TMB Common Shares, in the case of TMB, on the Nasdaq National Market or the Toronto Stock Exchange, as applicable (it being understood, however, that any change, effect, event or occurrence causing or contributing to such decline or change may, except as provided in any of (i), (ii), (iii) or (iv) of this definition, be taken into account in determining whether a Material Adverse Charge has occurred); provided however, that in the case of (i) and (ii), Parent or TMB, as the case may be, are not affected in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate.

“Material Adverse Effect” when used in connection with Parent or TMB, means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole;

“Material Contract” has the meaning put forth in Section 3.1(z).

“Meeting Date” means the date on which the TMB Meeting is held, which date shall be on or before March 20, 2007.

“OBCA” means the Ontario Business Corporations Act as now in effect and as it may be amended from time to time prior to the Effective Date;

“OSC” means the Ontario Securities Commission;

“Parent Common Shares” means the shares of common stock in the capital of Parent;

“Parent Disclosure Letter” means that certain letter dated as of the date of this Agreement and delivered by Parent to TMB, which shall be divided into sections containing the disclosure information required in each such section by the terms of this Agreement;

“Parent Options” means Parent Common Share options granted under the Parent Stock Option Plan and being outstanding and unexercised on the effective date;

“Parent Shareholders” means the holders of Parent Common Shares;

“Parent Stock Option Plan” means Parent Stock Option Plan instituted May 2006;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule C annexed hereto and any amendments or variations thereto made in accordance with section 6.1 herein or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” shall mean the period from and including the date hereof to and including the Effective Time on the Effective Date;

“Publicly Disclosed by Parent” means disclosed by Parent in a public filing made by it with the SEC from January 1, 2004 to and including the date hereof;

“Publicly Disclosed by TMB ” means disclosed by TMB in a public filing made by it with the OSC from January 1, 2004 to and including the date hereof;

“Representatives” has the meaning ascribed thereto in section 4.6(a);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Securities Regulatory Authority” means the applicable securities commission or regulatory authority in each province and territory in Canada and the SEC;

“Share Exchange Ratio” has the meaning ascribed thereto in the Plan of Arrangement;

“SOX” means the Sarbanes-Oxley Act of 2002;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

“Tax” and “Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity; and the term “material amount of Taxes” shall mean an amount of Taxes that is material to the entity and its Subsidiaries taken as a whole;

“Tax Returns” means all returns, declarations, reports, elections, forms, information returns and statements required to be filed with any taxing authority relating to Taxes;

“TMB Acquisition Proposal” means any bona fide proposal with respect to any merger, amalgamation, arrangement, take-over bid, sale of assets (excluding inventory sold in the ordinary course of business) representing more than 25% of the book value (on a consolidated basis) of TMB’s total assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 25% of TMB Common Shares then outstanding or similar transactions involving TMB or any of its Subsidiaries, or a proposal to do so, excluding the Arrangement;

“TMB Common Shares” means the outstanding common shares in the capital of TMB;

“TMB Convertible Securities” means all securities of TMB, other than TMB Options and TMB Warrants, which may by their terms be converted, exercised and exchanged to acquire TMB Common Shares, being outstanding and unexercised on the Effective Date;

“TMB Disclosure Letter” means that certain letter dated as of the date of this Agreement and delivered by TMB to Parent, which shall be divided into sections containing the disclosure information required in each such section by the terms of this Agreement;

“TMB Meeting” means the special meeting of TMB Shareholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

“TMB Options” means TMB Common Share options granted under the TMB Stock Option Plan and being outstanding and unexercised on the Effective Date;

“TMB Plans” has the meaning ascribed thereto in section 3.1(l)(i);

“TMB Shareholders” means the holders of TMB Common Shares;

“TMB Stock Option Plan” means TMB’s Stock Option Plan;

“TMB Superior Proposal” means any bona fide written proposal, other than the Arrangement, by a third party directly or indirectly, to acquire assets representing 100% of the book value (on a consolidated basis) of TMB’s total assets or 100% of the outstanding TMB Common Shares, whether by way of merger, amalgamation, arrangement, take-over bid, share exchange, recapitalisation, sale of assets or otherwise, and that in the good faith determination of the Board of Directors of TMB after consultation with financial advisors and outside counsel (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory, timing and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction (x) more favourable, from a financial point of view, to TMB’s Shareholders than the transaction contemplated by this Agreement and (y) having a value per TMB Common Share greater than the per share value attributable to TMB Common Shares under the transaction contemplated by this Agreement;

“TMB Warrants” means those TMB Common Share warrants being outstanding and unexercised on the Effective Date.

1.2                       Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. References in this Agreement to “including” shall be deemed to have the meaning “including without limitation”.

1.3                       Currency

Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4                      Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                       Date For any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                       Entire Agreement

This Agreement and the agreements and other documents herein referred to constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement.

1.7                       Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A - Appropriate Regulatory Approvals
Schedule B - Arrangement Resolution
Schedule C - Plan of Arrangement
Schedule D  -  Voting Agreement for Directors, Officers and Affiliates
Schedule E - Affiliate Agreement

1.8                       Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of TMB shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature in respect of TMB required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice and, to the extent (and only to the extent) required by applicable Laws, United States generally accepted accounting principles. Unless otherwise stated, all accounting terms used in this Agreement in respect of Parent shall have the meanings attributable thereto under United States generally accepted accounting principles and all determinations of an accounting nature required to be made in respect of Parent shall be made in a manner consistent with United States generally accepted accounting principles and past practice.

1.9                       Knowledge

Each reference herein to the knowledge of a party means, unless otherwise specified, the actual knowledge of the executive officers of such party after reasonable inquiry.

ARTICLE 2

THE ARRANGEMENT

2.1                       Implementation Steps by TMB

TMB covenants in favour of Parent that TMB shall:

(a)
as soon as reasonable practicable following the date hereof, apply in a manner acceptable to Parent, acting reasonably, under section 182 of the OBCA for and diligently seek the Interim Order governing the calling and conduct of the TMB Meeting;

(b)
subject to section 2.4, lawfully convene and hold the TMB Meeting for the purpose of considering the Arrangement Resolution (and for no other purpose unless agreed to by Parent) as soon as reasonably practicable, and in any event, on or before the Meeting Date subject to adjournments or postponements which may be required pursuant to section 4.5(a);

(c)
subject to obtaining the approvals as are required by the Interim Order, as soon as reasonably practicable after the TMB Meeting, proceed with the application to the Court for and diligently seek the Final Order;

(d)
subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including sending to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA, and including making all other necessary filings with Governmental Entities to give effect to the Arrangement prior to the Drop Dead Date;

(e)	instruct counsel acting for it to bring the applications and make the filings referred to in sections 2.1(a), 2.1(c) and 2.1(d) in co-operation with counsel to Parent;

(f)
in connection with the Court applications referred to herein, permit Parent and its counsel to review and comment, such review and comment to be completed in a timely fashion, upon drafts of all material to be filed by TMB with the Court in connection with the Arrangement, including the Circular and any supplement or amendment contemplated by section 2.6(c) and provide counsel to TMB on a timely basis with copies of any notice of appearance and evidence served on TMB or its counsel in respect of application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by TMB indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)
not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, except as contemplated hereby or with the prior written consent of Parent, such consent not to be unreasonably withheld or delayed.

2.2                       Interim Order

The notice of motion for the application referred to in section 2.1(a) shall request that the Interim Order provide:

(a)	for a record date for the TMB Meeting;

(b)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and TMB Meeting and for the manner in which such notice is to be provided;

(c)
that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by holders of TMB Common Shares and TMB Options voting together as a single class, including at least a simple majority of the votes cast on the Arrangement Resolution by holders of TMB Common Shares, excluding the votes cast by holders of TMB Options, present in person or by proxy at the TMB Meeting;

(d)	for approval of the form of proxy to be provided;

(e)	that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of TMB, including quorum requirements and all other matters, shall apply in respect of TMB Meeting;

(f)	for the grant of the Dissent Rights; and

(g)	for the notice requirements with respect to the return of the application to the Court for the Final Order.

2.3                       Articles of Arrangement

The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, and all as subject to the provisions of the Plan of Arrangement, provide substantially as follows:

(a)
each outstanding TMB Common Share that is not held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of TMB Common Shares (other than TMB Common Shares held by Parent or any Subsidiary or affiliate thereof), will be exchanged by the holder thereof for that number of fully paid and non-assessable Parent Common Shares equal to the Share Exchange Ratio, and the name of each such holder of TMB Common Shares will be removed from the register of holders of TMB Common Shares and added to the register of holders of Parent Common Shares and Parent or a Subsidiary of Parent, as the case may be, will be recorded as the registered holder of such TMB Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(b)
each TMB Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option granted by Parent (a “Converted Parent Option”) to acquire (on the same terms and conditions as were applicable to such TMB Option pursuant to the relevant TMB Stock Option Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Parent Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Option immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Parent Common Share subject to any such Converted Parent Option (the “Converted Parent Option Exercise Price”) will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Option immediately prior to the Effective Time and (B) the Share Exchange

Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.3(b) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable;

(c)
each TMB Warrant outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a warrant to acquire (on the same terms and conditions as were applicable to such TMB Warrant pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Parent Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Warrant immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Parent Common Share subject to any such TMB Warrant will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Warrant immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.3(c) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable, as reasonably determined by Parent’s counsel; and

(d)
each TMB Convertible Security outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a convertible security granted by Parent to acquire (on the same terms and conditions as were applicable to such TMB Convertible Security pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Parent Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Convertible Security immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Parent Common Share subject to any such TMB Convertible Security will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Convertible Security immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.3(d) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable.

2.4                       Management Information Circular

As promptly as practicable following the execution and delivery of this Agreement, TMB shall prepare the Circular and all other required documents prepared in conformity with the applicable requirements of the Securities Act and other applicable Laws in connection with the Arrangement and TMB shall give Parent timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Parent before it is filed or distributed to the TMB Shareholders and holders of TMB Options, incorporating therein all reasonable comments made by Parent and its counsel; provided that Parent shall provide TMB with its comments and any proposed additions and deletions within three Business Days after receipt of a draft Circular from TMB. As promptly as practicable after obtaining the Interim Order, TMB shall cause the Circular and other documentation required in connection with the TMB Meeting to be sent to each holder of TMB Common Shares and TMB Options and filed as required by the Interim Order and applicable Laws.

2.5                       Securities Compliance

(a)
Parent shall use all reasonable efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance and first resale of (a) the Parent Common Shares issued pursuant to the Arrangement and (b) the Parent Common Shares issued from time to time upon the exercise of the Converted Parent Options, in each case without qualification with or approval of or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” of Parent or TMB for purposes of Canadian federal, provincial or territorial securities Laws).

(b)
As promptly as practicable after the Effective Date, Parent shall file either a registration statement on Form S-8 (or other applicable form) or an amendment to its existing registration statement on Form S-8 (the “Form S-8”) in order to register under the 1933 Act those Parent Common Shares to be issued from time to time after the Effective Time upon the exercise of the Converted Parent Options.

(c)
TMB and Parent shall take all such steps as may be required to cause the transactions contemplated by Article 2 and any other dispositions of TMB equity securities and/or acquisitions of Parent equity securities (including, in each case derivative securities) in connection with this Agreement or the transactions contemplated hereby by any individual who is a director or officer of TMB, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

2.6                       Preparation of Filings

(a)	Parent and TMB shall cooperate in:

(i)
the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Parent or TMB to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)
the taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state securities Laws (including “blue sky laws”) in connection with the issuance of the Parent Common Shares in connection with the Arrangement or the exercise of the Converted Parent Options; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications neither Parent nor TMB shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Parent Common Shares; and

(iii)
the taking of all such action as may be required under the OBCA, the 1933 Act, the Exchange Act and the laws of the State of Delaware in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)
Each of Parent and TMB shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in sections 2.4 and 2.5 and the foregoing provisions of this section 2.6, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c)
Parent and TMB shall each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an order or a registration statement described in section 2.5 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application or registration statement. In any such event, Parent and TMB shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of Parent or TMB and/or filed with the relevant securities regulatory authorities.

(d)
TMB shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Parent or any third party that is not an affiliate of TMB). Without limiting the generality of the foregoing, TMB shall ensure that the Circular provides holders of Common Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the TMB Meeting and Parent shall provide all information regarding it necessary to do so.

(e)
Parent shall ensure that the Circular as it pertains to Parent and the Form S-8 comply with all applicable Laws and, without limiting the generality of the foregoing, that such documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by TMB or any third party that is not an affiliate of Parent) and TMB shall provide all information regarding TMB necessary to do so.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                       Representations and Warranties of TMB

TMB represents and warrants to and in favour of Parent as follows, subject to such exceptions as are disclosed in writing in the TMB Disclosure Letter (each of which exceptions shall indicate the paragraph or sub-paragraph of this section 3.1 to which it applies, and which shall only qualify such indicated paragraph or subparagraph or such other paragraph or subparagraph to which it is reasonably apparent on the face of such disclosure that such disclosure relates) and acknowledges that Parent is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Organization.

(i)
Each of TMB and its Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares and other ownership interests of the TMB Subsidiaries which are held directly or indirectly by TMB are validly issued, fully paid and non-assessable and all such shares are owned directly or indirectly by TMB, free and clear of all liens, claims or encumbrances, except as set forth in section 3.1(a) of the TMB Disclosure Letter or pursuant to restrictions on transfers contained in constating documents, and except as aforesaid there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares in any of the TMB Subsidiaries. TMB has disclosed in section 3.1(a) of the TMB Disclosure Letter the names and jurisdictions of incorporation of each of the TMB Subsidiaries.

(ii)	Except as disclosed in section 3.1(a) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries has any minority interest in any other corporation or entity.

(b)
Capitalization. The authorized capital of TMB consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date hereof, there were 49,672,723 TMB Common Shares and no preferred shares issued and outstanding, and 14,997,713 TMB Common Shares were reserved, in the aggregate, for issuance in respect of TMB Options and TMB Warrants. TMB has disclosed in section 3.1(b) of the TMB Disclosure Letter all outstanding TMB Options and TMB Warrants. As of the date hereof, TMB had outstanding options under the TMB Stock Option Plan permitting the holders thereof to purchase 3,965,970 TMB Common Shares in the aggregate. Except as described in the preceding sentences of this section 3.1(b) and in section 3.1(a)(i), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating TMB or any of its Subsidiaries to issue or sell any shares of TMB or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of TMB, any TMB Subsidiary or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of TMB or any Subsidiary. Except as set forth in section 3.1(b) of the TMB Disclosure Letter, there have been no TMB Common Shares issued or purchased for cancellation. All outstanding TMB Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of TMB or any Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of TMB Common Shares on any matter. Except as set forth in section 3.1(b) of the TMB Disclosure Letter, there are no outstanding contractual obligations of TMB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the TMB Subsidiaries.

(c)	Authority and No Violation.

(i)	TMB has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by TMB and the consummation by TMB of the transactions contemplated by this Agreement have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement, or the transactions contemplated hereby other than:

(A)	with respect to the Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the Board of Directors of TMB; and

(B)	with respect to the completion of the Arrangement, the approval of the holders of TMB Common Shares and TMB Options, voting as a single class.

(ii)
This Agreement has been duly executed and delivered by TMB and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity and to the fact that the Currency Act (Canada) precludes a court in Canada from giving judgment in any currency other than Canadian currency.

(iii)
The Board of Directors of TMB has (A) determined that the Arrangement is fair to the holders of TMB Common Shares and is in the best interests of TMB, (B) received an opinion from Leerink Swann & Company to the effect that, as of the date of such opinion, the Share Exchange Ratio is fair from a financial point of view to the holders of TMB Common Shares, a copy of which opinion will be provided to Parent solely for informational purposes after receipt thereof by TMB, and (C) determined to recommend that the holders of TMB Common Shares and TMB Options vote in favour of the Arrangement. TMB is not subject to a shareholder rights plan or “poison pill” or similar plan.

(iv)
On behalf of Parent, TMB has obtained, and has provided to Parent, signed copies of Voting Agreements in the form of Schedule D from those of TMB’s directors, officers and their affiliates specified in section 3.1(c) of the TMB Disclosure Letter.

(v)
The approval of this Agreement, the execution and delivery by TMB of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not, except as disclosed in section 3.1(c) of the TMB Disclosure Letter:

(A)	result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(I)
its or any TMB Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party;

(II)
subject to obtaining the Appropriate Regulatory Approvals relating to TMB, any Laws, judgment or decree except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on TMB; or

(III)
subject to obtaining the Appropriate Regulatory Approvals relating to TMB and except as would not, individually or in the aggregate, have a Material Adverse Effect on TMB, any material contract, agreement, license, franchise or permit to which TMB or any of its Subsidiaries is party or by which it is bound or subject or is the beneficiary;

(B)
give rise to any right of termination or acceleration of indebtedness of TMB or any Subsidiary, or cause any such indebtedness to come due before its stated maturity or cause any available credit of TMB or any Subsidiary to cease to be available;

(C)
except as would not, individually or in the aggregate, have a Material Adverse Effect on TMB, result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit the ability of TMB or any of its Subsidiaries to carry on the business of TMB or any of its Subsidiaries as and where it is now being carried on; or

(D)
result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of TMB or any Subsidiary or increase any benefits otherwise payable under any TMB Plan or result in the acceleration of time of payment or vesting of any such benefits, including the time of exercise of stock options.

Except as disclosed in section 3.1(c) of the TMB Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by TMB and its Subsidiaries in connection with the execution and delivery of this Agreement, the performance by TMB of its obligations hereunder or the consummation by TMB of the transactions contemplated hereby other than (A) any approvals required by the

Interim Order, (B) the Final Order, (C) filings with the Director under the OBCA, (D) the Appropriate Regulatory Approvals relating to TMB and (E) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity, a list of which is set out in Section 3.1(c) of the TMB Disclosure Letter, and which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on TMB.

(d)
No Defaults. Subject to obtaining the Appropriate Regulatory Approvals relating to TMB and except as disclosed in section 3.1(d) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, (i) their respective constating documents, or (ii) any Material Contract.

(e)
Absence of Certain Changes or Events. Except as disclosed in section 3.1(e) of the TMB Disclosure Letter, from December 31, 2005 through to the date hereof each of TMB and its Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

(i)	a Material Adverse Change with respect to TMB;

(ii)	any damage, destruction or loss, whether covered by insurance or not, that would reasonably be expected to have a Material Adverse Effect on TMB;

(iii)
any redemption, repurchase or other acquisition of TMB Common Shares by TMB or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to TMB Common Shares;

(iv)
any material increase in or modification of the compensation payable or to become payable by it to any of its directors or officers, or any grant to any such director or officer of any increase in severance or termination pay;

(v)
any increase in or modification of any bonus, pension, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its directors or officers;

(vi)
any acquisition or sale of its property or assets aggregating 10% or more of TMB’s total consolidated property and assets as at December 31, 2005, other than in the ordinary and regular course of business consistent with past practice;

(vii)
any entering into, amendment of, relinquishment, termination or non-renewal by it of any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation, other than in the ordinary and regular course of business consistent with past practice;

(viii)	any resolution to approve a split, combination or reclassification of any of its outstanding shares; or

(ix)	any change in its accounting methods, principles or practices.

(f)	Employment Matters.

(i)
Except as set forth in section 3.1(f) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any bonus or similar payment, or any employment agreement with, any director or officer.

(ii)
Except as set forth in section 3.1(f) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of TMB, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of TMB, threatened strikes or lockouts at TMB or any of its Subsidiaries.

(iii)
Except as set forth in section 3.1(f) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of TMB, threatened, or any litigation, actual or, to the knowledge of TMB, threatened, relating to employment or termination of employment of employees or independent contractors.

(iv)
TMB and all of its Subsidiaries, since January 1, 2004 have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or, to the knowledge of TMB, threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings which, individually or in the aggregate, would not have a Material Adverse Effect on TMB.

(v)
Except as disclosed in section 3.1(f) of the TMB Disclosure Letter, all employees of TMB and its Subsidiaries and persons who have ceased to be employees of TMB or its Subsidiaries since January 1, 2005 have been, or shall have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of TMB and its Subsidiaries under any employment or labour practices and policies or any collective bargaining agreement or individual agreement to which

TMB or its Subsidiaries is a party, or by which TMB or its Subsidiaries may be bound.

(vi)
Except as disclosed in section 3.1(f) of the TMB Disclosure Letter, TMB is not a party to or bound by any consulting or independent contractor agreements that cannot be terminated at the election of TMB on thirty days’ prior notice without liability, penalty or premium. TMB has made available to Parent true, correct and complete forms of any arbitration agreements or confidentiality agreements between TMB and an officer, employee or former employee of TMB or its Subsidiaries. Neither TMB nor any of its Subsidiaries has made any verbal commitments to any such officers, employees, former employees consultants or independent contractors with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise. Except as disclosed in section 3.1(f) of the TMB Disclosure Letter, there are no officers and employees of TMB and its Subsidiaries who are on long term disability leave on the date hereof.

(g)
Financial Statements. The audited consolidated financial statements for TMB as at and for each of the 12-month periods ended December 31, 2005, 2004 and 2003, and the unaudited consolidated financial statements for the nine month period ended September 30, 2006 (i) have been prepared in accordance with Canadian generally accepted accounting principles (in each case subject, in the case of such unaudited financial statements, to the absence of notes and to year-end adjustments), (ii) comply in all material respects with the requirements of applicable Governmental Entities and applicable securities Laws, (iii) are in accordance with the books and records of TMB, (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and financial condition of the business of TMB for the periods covered thereby, and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of TMB. Except as disclosed in section 3.1(g) of the TMB Disclosure Letter, all financial statements referenced in this section 3.1(g) present fairly, in all material respects, the consolidated financial position and results of operations of TMB and its Subsidiaries, as the case may be, as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of such unaudited financial statements, to year-end adjustments, which year-end adjustments, individually or in the aggregate, would not have a Material Adverse Effect on TMB.

(h)
Books and Records. The books, records and accounts of TMB and its Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of TMB and its Subsidiaries, and (iii) accurately and fairly reflect the basis for TMB consolidated financial statements. TMB has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets.

(i)
Litigation, Etc. Except as set forth in section 3.1(i) of the TMB Disclosure Letter or Publicly Disclosed by TMB, there is no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of TMB, threatened against TMB or any of its Subsidiaries before any court or Governmental Entity that would reasonably be expected to have a Material Adverse Effect on TMB, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither TMB nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on TMB or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(j)
Environmental. All operations of TMB and its Subsidiaries have been conducted, and are now, in compliance, in all material respects, with all Environmental Laws; and TMB and its Subsidiaries are in possession of, and in compliance, in all material respects, with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and conduct their respective businesses as they are now being conducted or as proposed to be conducted.

(k)	Tax Matters. Except as set forth in section 3.1(k) of the TMB Disclosure Letter:

(i)
TMB and each of its Subsidiaries have filed, or caused to be filed, all material Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and TMB’s most recently published financial statements contain an adequate provision in accordance with generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. TMB and each of its Subsidiaries have made adequate provision in accordance with generally accepted accounting principles in their books and records for any material amounts of Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements.

(ii)
Neither TMB nor any TMB Subsidiary has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service, or any other taxing authority, including, without limitation, any sales tax authority, in connection with any Taxes due or any of the Tax Returns referred to above and no waivers of statutes of limitations have been given or requested with respect to TMB or any of its Subsidiaries. All liability of TMB and its Subsidiaries for income taxes has been assessed (but may not have been audited) for all fiscal years up to and including the fiscal year ended December 31, 2005. There are no additional Taxes proposed in writing (but unassessed) involving a material amount of Taxes and none has been asserted in writing. No Tax liens have been filed upon the assets of TMB or any TMB Subsidiary for any material amounts of Taxes. Neither TMB nor any of its Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which TMB or any of its Subsidiaries has or could have any material liabilities in respect of Taxes.

(iii)
TMB and each of its Subsidiaries have properly withheld and remitted all material tax amounts required to be withheld and/or remitted and have paid such amounts to the appropriate authority on a timely basis and in the form required by the appropriate legislation.

(iv)
To the knowledge of TMB, no assessment, reassessment, audit or investigation by any governmental agency is under way, threatened or proposed with respect to any material amount of Taxes for which TMB or any of its Subsidiaries could be liable, in whole or in part.

(v)
Neither TMB nor any of the TMB Subsidiaries (i) is or has even been a member of an affiliated group (other than a group the common parent of which is TMB) filing a consolidated tax return for U.S. federal income tax purposes or (ii) has any liability for Taxes of any person (other than TMB and the TMB Subsidiaries) arising from the application of United States Treasury Regulation section 1.1502-6 or any analogous provision of other Laws, or as a transferee or successor, by contract, or otherwise.

(vi)
No closing agreement pursuant to Section 7121 of the United States Internal Revenue Code of 1986, as amended (or any similar provision of other Law) has been entered into by or with respect to TMB or any of the TMB Subsidiaries with respect to any taxable year ending after December 31, 2001.

(vii)
None of the TMB Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the United States Internal Revenue Code of 1986, as amended, is applicable.

(viii)
Neither TMB nor any of the TMB Subsidiaries has participated in any transaction giving rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the United States Internal Revenue

Code of 1986, as amended, and the regulations thereunder (or any similar provision of other Laws) other than any such transaction that has been properly disclosed thereunder.

(ix)
None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province or any other jurisdiction of Canada, have applied or will apply to TMB and the TMB Subsidiaries at any time up to and including the Effective Date.

(x)
TMB and the TMB Subsidiaries have not acquired property from a non-arm’s length Person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Income Tax Act (Canada).

(xi)
For all transactions between TMB and the TMB Subsidiaries resident in Canada and any non-resident Person with whom they were not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, they have made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act (Canada).

(xii)
TMB and the TMB Subsidiaries (other than Tm Bioscience HG Inc.) are duly registered under subdivision (d) of Division V or Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and TMB and the TMB Subsidiaries registration numbers are: 101274553 (TMB) and 81441 8273 RT0001 (PGx Inc.).

(l)	Pension and Employee Benefits.

(i)
Section 3.1(l) of the TMB Disclosure Letter sets forth a list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are maintained, sponsored or contributed to by TMB and/or a TMB Subsidiary or with respect to which TMB and/or a TMB Subsidiary participates or has any liability or obligation (collectively referred to as the “TMB Plans”).

(ii)
No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any TMB Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the TMB Plans or their assets which individually or in the aggregate would have a Material Adverse Effect on TMB or a TMB Subsidiary. Further, there exists no state or facts which after notice or lapse of time or both could reasonably be expected to give rise to any such action, suit, claim, trial, demand, investigation, arbitration or other proceeding.

(iii)
TMB has made available to Parent true, correct and complete copies of all of the TMB Plans as amended (or, in the case of any unwritten TMB Plan, a description thereof) together with all related documentation including, without limitation, funding agreements, actuarial reports, funding and financial information returns and statements and material correspondence with regulatory authorities with respect to each TMB Plan, and current plan summaries, booklets and personnel manuals.

(iv)
Other than as disclosed in Section 3.1(l) of the TMB Disclosure Letter, all of the TMB Plans are and have been established, registered, qualified, invested and administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between TMB and/or a TMB Subsidiary, as the case may be, and their respective employees. No fact or circumstance exists that could adversely affect the existing tax status of a TMB Plan.

(v)
All obligations of TMB or a TMB Subsidiary regarding the TMB Plans have been satisfied. All contributions or premiums required to be made by TMB and/or a TMB Subsidiary, as the case may be, under the terms of each TMB Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the TMB Plans. All liabilities of TMB and its Subsidiaries (whether accrued, absolute, contingent or otherwise) related to the TMB Plans have been fully and accurately disclosed in accordance with GAAP in TMB’s financial statements.

(vi)	No insurance policy or any other contract or agreement affecting any TMB Plan requires or permits a retroactive increase in premiums or payments due thereunder.

(vii) Except as set forth in Section 3.1(1) of the TMB Disclosure Letter,  none of the TMB Plans provides for the payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the  execution of or the consummation of the transactions contemplated by this Agreement or the Arrangement.

(viii)	None of the TMB Plans is a “registered pension plan” or a “multi-employer pension plan”, defined in both cases pursuant to Laws.

(ix)
Except as disclosed in section 3.1(l) of the TMB Disclosure Letter, none of the TMB Plans provides post-retirement benefits to or in respect of employees of TMB or its Subsidiaries or to or in respect of their respective beneficiaries.

(x)	All data necessary to administer each TMB Plan is true and correct.

(m)
Reports and Internal Accounting Controls. Except as disclosed in section 3.1(m) of the TMB Disclosure Letter, TMB has on a timely basis filed all forms, reports, and documents required to be filed by it with the OSC under the Securities Act. Since the effective date of TMB’s registration statement on Form 20-F with the SEC, TMB has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC under the Exchange Act and SOX. No TMB Subsidiary is or has been required to file any form, report, registration statement, or other document with the OSC or other provincial securities regulatory authority. TMB has not filed any confidential material change report with the OSC or any other securities authority or regulatory or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

TMB maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements to maintain accountability of assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorizations, (iv) assets are reflected at value considered to be financially realizable by TMB, and (v) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. TMB has disclosed in section 3.1(m) of the TMB Disclosure Letter any significant control deficiencies, material weaknesses or fraud identified by TMB or TMB’s auditors.

(n)
Compliance with Laws. Except as disclosed in section 3.1(n) of the TMB Disclosure Letter, TMB and the TMB Subsidiaries have complied in all material respects with and are not in violation, in any material respects, of any applicable Laws, orders, judgments or decrees. Without limiting the generality of the foregoing, all securities of TMB (including, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will, if issued pursuant to the terms of the documents governing such options, rights and other convertible or exchangeable securities, be issued in compliance with all applicable securities Laws. TMB is in compliance with all applicable listing requirements and standards of the Toronto Stock Exchange.

(o)
Regulatory Matters. Except as disclosed in section 3.1(o) of the TMB Disclosure Letter, TMB and each TMB Subsidiary has and is in compliance, in all material respects, with, all licenses and permits, including without limitation from Health Canada and the U.S. Food and Drug Administration, necessary under Laws to conduct their respective businesses as they are now being conducted. Neither TMB nor any TMB Subsidiary is aware of any Laws to which TMB or such TMB Subsidiary is subject which requires or may require any work, repairs, construction, changes in business practices or operations, or expenditures, including capital expenditures for facility upgrades. Neither TMB nor any TMB Subsidiary is aware of any demand, notice or inspection report with respect to the breach of or liability under any Laws applicable to TMB or any Subsidiary.

(p)
Restrictions on Business Activities. Except as set forth in section 3.1(p) of the TMB Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon TMB or any TMB Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing (a) any business practice of TMB or any of its Subsidiaries, (b) any acquisition of property by TMB or any of its Subsidiaries or (c) the conduct of business by TMB or any of its Subsidiaries as currently conducted, other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on TMB.

(q)
Material Suppliers and Customers. Except as disclosed in section 3.1(q) of the TMB Disclosure Letter, there is no single supplier or customer of TMB or its Subsidiaries, the loss of which would have a Material Adverse Effect on TMB. TMB has disclosed in section 3.1(q) of the TMB Disclosure Letter a list of TMB’s principal suppliers together with those principal customers of TMB, each of which represents in excess of 5% of TMB’s gross revenues during the nine month period ended September 30, 2006.

(r)	Intellectual Property.

(i)
Section 3.1(r) of the TMB Disclosure Letter sets out a list of all Intellectual Property licences (other than “shrinkwrap” licences) held by TMB and its Subsidiaries. Except as set forth in section 3.1(r) of the TMB Disclosure Letter, TMB or a TMB Subsidiary owns or has the right to use pursuant to valid license, sublicense, contract or permission all Intellectual Property necessary for its operations as currently conducted. Except as set forth in section 3.1(r) of the TMB Disclosure Letter, each item of Intellectual Property owned or used by TMB or a TMB Subsidiary immediately prior to the Closing will continue to be owned or available for use by TMB and Parent on identical terms and conditions immediately subsequent to the Closing. Except as set out in section 3.1(r) of the TMB Disclosure Letter, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby and thereby, will not (A) constitute a breach of any instrument or contract governing any Intellectual Property, (B) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property, or (C) impair the right of TMB or Parent or their respective Subsidiaries to use, sell or license any Intellectual Property or portion thereof.

(ii)
Except as set out in section 3.1(r) of the TMB Disclosure Letter, neither TMB nor any TMB Subsidiary has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third party. Neither the provision of any service nor the manufacture, marketing, license, sale or use of any product or technology currently licensed or sold by TMB or any TMB Subsidiary violates any license or contract between TMB or such TMB Subsidiary and any third party, or infringes or misappropriates any third party intellectual property rights. Neither TMB nor any TMB Subsidiary has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that TMB or a TMB Subsidiary must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of TMB, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of TMB or any TMB Subsidiary. Except as set forth at Section 3.1(q) of the TMB Disclosure Letter, neither TMB nor any TMB Subsidiary has licensed or permitted any third party to exploit any of the Intellectual Property (other than contracts entered into in the ordinary course of business).

(iii)
Section 3.1(r) of the TMB Disclosure Letter identifies each patent, copyright, trade-mark or registration of any Intellectual Property owned by TMB or any TMB Subsidiary or for which an application filed by TMB or any TMB Subsidiary is pending, and identifies all material unregistered Intellectual Property. Section 3.1(r) of the TMB Disclosure Letter also identifies each license, sublicense, contract or permission pursuant to which TMB or any TMB Subsidiary uses any item of Intellectual Property (other than contracts entered into in the ordinary course of business).

(iv)
Except as set out in section 3.1(r) of the TMB Disclosure Letter, TMB and each of its Subsidiaries have secured valid written assignments from all of their employees, and valid written assignments from all of the consultants of TMB and its Subsidiaries that contributed to the creation or development of TMB’s Intellectual Property.

(v)	To the knowledge of TMB, each of TMB and its Subsidiaries has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential information.

(vi)
Each of TMB and its Subsidiaries has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements on acceptable terms to TMB, which agreements have been made available to Parent.

(s)
Insurance. TMB has policies of insurance in force as of the date hereof naming TMB as an insured which, having regard to the nature of such risk and the relative cost of obtaining insurance, TMB believes are reasonable. Each of TMB and its

Subsidiaries is, and has been continuously since January 1, 2006, insured by reputable and financially responsible insurers in amounts as set forth in section 3.1(s) of the TMB Disclosure Letter. The insurance policies of TMB and its Subsidiaries are in all material respects in full force and effect in accordance with their terms, no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both would constitute a default thereunder. TMB has not received notice of any fact, condition or circumstance which might reasonably form the basis of any claim against TMB or any of its Subsidiaries which is not fully covered by insurance (subject to standard deductibles) maintained by it and which would have a Material Adverse Effect on TMB. A schedule of all insurance policies currently in effect is set forth in section 3.1(s) of the TMB Disclosure Letter.

(t)
Property. Except as disclosed in section 3.1(t) of the TMB Disclosure Letter, TMB and each of its Subsidiaries have good and sufficient title to the real property interests including, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from land owners or authorities permitting the use of land by TMB or such Subsidiary, necessary to permit the operation of its businesses as currently owned and conducted except for such failure of title that would individually or in the aggregate not have a Material Adverse Effect on TMB. TMB has disclosed in section 3.1(t) of the TMB Disclosure Letter particulars of all real property either owned or leased.

(u)
Licences, Etc. Except as disclosed in section 3.1(u) of the TMB Disclosure Letter, TMB and each TMB Subsidiary owns, possesses, or has obtained and is in compliance, in all material respects, with, all licences, permits, certificates, orders, grants and other authorizations (collectively “Licences”) of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted by TMB as of the date hereof. TMB has disclosed in section 3.1(u) of the TMB Disclosure Letter particulars of all such Licences.

(v)
Brokers. No broker, finder or investment banker (other than Leerink Swann & Company and Westwind Partners Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement based on arrangements made by or on behalf of TMB. The fees and commissions payable to Leerink Swann & Company and Westwind Partners Inc. are set forth in section 3.1(v) of the TMB Disclosure Letter.

(w)	Registration rights. No holder of securities issued by TMB has any right to compel TMB to register or otherwise qualify such securities for public sale in Canada or the United States.

(x)
Receivables, Customer, Suppliers. All existing accounts receivable of TMB and its Subsidiaries represent valid obligations of customers of TMB and its Subsidiaries arising from bona fide transactions entered into in the ordinary course of business. Neither TMB nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise), or received any other information, indicating that any customer or other Person identified in section

 3.1(q) of the TMB Disclosure Letter may cease dealing with TMB or its Subsidiaries or may otherwise materially reduce the volume of business transacted by such Person with TMB or its Subsidiaries below historical levels. Section 3.1(x) of the TMB Disclosure Letter sets out an accounts receivable aging list and an accounts payable list, each to a date within 5 days of the date of this Agreement.

(y)
No Undisclosed Liabilities. Except as set forth in section 3.1(y) of the TMB Disclosure Letter, TMB and its Subsidiaries have no liabilities of any nature (whether absolute, accrued, contingent, determined, determinable, choate, inchoate or otherwise), except for (i) liabilities reflected or reserved against in the financial statements referred to in section 3.1(g), (ii) liabilities that are not required by generally accepted accounting principles to be reflected or reserved against in the financial statements referred to in section 3.1(g) or (iii) current liabilities incurred in the ordinary course of business, consistent with past practice, since December 31, 2005.

(z)	Contracts; No Defaults.

(i)
Section 3.1(z) of the TMB Disclosure Letter lists, and TMB has delivered or made available to Parent copies of, each contract and other instrument or document (including any amendment to any of the foregoing);

(A)	evidencing, governing or relating to indebtedness for borrowed money;

(B)	not entered into in the ordinary course of business that involves expenditures or receipts in excess of $100,000;

(C)
that in any way purports to restrict the business activity of TMB or any of its Subsidiaries or to limit the freedom of TMB or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(D) relating to the acquisition, transfer, development, sharing or license of any TMB Intellectual Property (except for any contract pursuant to which (I) any TMB Intellectual Property is licensed to TMB or any of its Subsidiaries under any third party software license generally available to the public, or (II) any TMB Intellectual Property is licensed by TMB or any of its Subsidiaries to any Person  on a non exclusive basis);

(E)	providing for indemnification of any officer, director, employee or agent;

(F)	incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation, other than with respect to customer contracts executed in the ordinary course of business;

(G)	relating to any currency hedging;

(H)
imposing any confidentiality obligation on TMB or its Subsidiaries or any other Person, or containing “standstill” or similar provisions, except for (i) any such agreements entered into in the ordinary course of business, and (ii) any such agreements related to the strategic alternatives process announced by TMB on November 13, 2006, in respect of which TMB has only provided a copy of the form of agreement used and disclosed the number of parties which executed agreements substantially in that form;

(I) to which any Governmental Entity is a party or under which any Governmental  Entity has any rights or obligations, or directly or indirectly benefiting any Governmental Entity (including any subcontract or other contract between TMB  or any of its Subsidiaries and any contractor or subcontractor to any Governmental Entity);

(J)
requiring that TMB or any of its Subsidiaries give any notice or provide any information to any Person prior to considering or accepting any TMB Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any TMB Acquisition Proposal or similar transaction; and

(K)
contemplating or involving the payment or delivery of cash or other consideration in an amount or having a value in excess of $200,000 per annum in the aggregate, or contemplating or involving the performance of services having a value in excess of $200,000 per annum in the aggregate.

Each of the foregoing is a “Material Contract.”

(ii)	Each Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms.

(iii)
Except as set forth in section 3.1(z) of the TMB Disclosure Letter, (A) none of TMB or any of its Subsidiaries has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse  Effect on TMB or any of its Subsidiaries; and, to the knowledge of TMB, no other Person has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on TMB or any of its Subsidiaries; and (B) to the knowledge of TMB, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to (I) result in a violation or breach of any of the provisions of any Material Contract, (II) give any Person the right to declare a default or exercise any remedy under any Material Contract, (III) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract, (IV) give any person the right to accelerate the maturity or performance of any Material Contract, (V) give any Person the right to cancel, terminate or modify any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on TMB or any of its Subsidiaries; and (C) since January 1, 2004, none of the TMB or any of its Subsidiaries has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on TMB or any of its Subsidiaries.

(aa)
Certain Payments. Since January 1, 2000, neither TMB nor any of its Subsidiaries nor any director, officer, agent, or employee of TMB or any of its Subsidiaries or any other Person associated with or acting for or on behalf of TMB or any of its Subsidiaries, has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favourable treatment in securing business, (B) to pay for favourable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained, for or in respect of TMB or any of its Subsidiaries or (D) in violation of any applicable Laws, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of TMB or any of its Subsidiaries.

(bb)
Interests of Officers and Directors. Except as disclosed in section 3.1(bb) of the TMB Disclosure Letter, none of the officers or directors of TMB or any of its Subsidiaries or their respective affiliates (other than TMB or any of its Subsidiaries) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of TMB or any of its Subsidiaries, or in any supplier, distributor or customer of TMB or any of its Subsidiaries, or any other relationship, contract, agreement, arrangement or understanding with TMB or any of its Subsidiaries, except for the normal rights of a shareholder and rights under TMB Plans and TMB Options. The name of each officer, director and TMB Shareholder beneficially owning 10% or more of TMB’s Common Shares is set forth in section 3.1(bb) of the TMB Disclosure Letter.

(cc)
Inventory. All inventory of TMB or any of its Subsidiaries, whether or not reflected in the financial statements referred to in section 3.1 (g), consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the financial statements referred to in section 3.1 (g) or on the accounting records of TMB or any of its

Subsidiaries as of the Effective Date, as the case may be. All inventories not written off have been priced at the lower of cost or net realizable value on a first in, first out basis. Except as disclosed in section 3.1(cc) of the TMB Disclosure Letter, the quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of TMB or any of its Subsidiaries.

(dd)
Disclosure.This Agreement and the TMB Disclosure Letter do not, and the certificate referred to in section 5.3(e) will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading. To the knowledge of TMB, there is no fact existing on the date hereof known to TMB that it has not disclosed to Parent in writing or made available for review by Parent as part of its due diligence investigations conducted prior to the date hereof that has  had or would have a Material Adverse Effect on TMB or would materially impede the completion of the Arrangement or other transactions contemplated by this Agreement.

(ee)
No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement, neither TMB nor its Subsidiaries nor any other Person or its Subsidiaries makes any representation or warranty, express or implied, on behalf of TMB and its Subsidiaries with respect to the transactions contemplated by this Agreement.

3.2                      Representations and Warranties of Parent

Parent represents and warrants to and in favour of TMB as follows, subject to such exceptions as are disclosed in writing in the Parent Disclosure Letter (each of which exceptions shall indicate the paragraph or sub-paragraph of this section 3.2 to which it applies, and which shall only qualify such indicated paragraph or subparagraph or such other paragraph or subparagraph to which it is reasonably apparent on the face of such disclosure that such disclosure relates) and acknowledges that TMB is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)
Organization. Each of the Parent and its Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares of capital stock and other ownership interests of Parent’s Subsidiaries which are held directly or indirectly by Parent are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Parent, free and clear of all material liens, claims or encumbrances, except as set forth in Section 3.2(a) of the Parent Disclosure Letter or pursuant to restrictions on transfer contained in constating documents, and there are no outstanding options, rights, entitlements, understandings or commitments (pre-emptive, contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the Parent Subsidiaries.

(b)	Capitalization. The authorized capital stock of Parent consists of

(i)	200,000,000 shares of Common Stock, $0.001 par value per share, of which 31,651,716 were issued and outstanding as of November 3, 2006; and

(ii)
5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock, none of which are issued and outstanding as of November 3, 2006.

As of September 30, 2006 there were 5,424,239 Parent Common Shares reserved, in the aggregate, for issuance in connection with options granted under Parent’s stock incentive plans. As of September 30, 2006, Parent had outstanding options under its stock incentive plans permitting the holders thereof to purchase 3,202,548 Parent Common Shares in the aggregate. Except as described in the preceding sentences of this section 3.2(b), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Parent or any of its Subsidiaries to issue or sell any shares of Parent or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of Parent, any Parent or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Parent or any Subsidiary. Except as set forth in Section 3.2(b) of the Parent Disclosure Letter, there have been no Parent Common Shares issued or purchased for cancellation since September 30, 2006. All outstanding Parent Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Parent having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Parent Common Shares on any matter. Except as set forth in Section 3.2(b) of the Parent Disclosure Letter, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of its Subsidiaries.

(c)	Authority and No Violation.

(i)
Parent has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

(ii)    This Agreement has been duly executed and delivered by Parent and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(iii)	The Board of Directors of Parent has determined that the Arrangement is fair to the holders of the Parent Common Shares and is in the best interests of Parent.

(iv)
The approval of this Agreement, the execution and delivery by Parent of this Agreement, and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(A)	result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(I)
its or any of its Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party holding an ownership interest in any of its Subsidiaries;

(II)
subject to obtaining the Appropriate Regulatory Approvals relating to Parent, any Laws, judgment or decree except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on Parent; or

(III)
subject to obtaining the Appropriate Regulatory Approvals relating to Parent and except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, any material contract, agreement, license, franchise or permit to which it is party or by which it is bound or is subject or is the beneficiary;

(B)
give rise to any right of termination or acceleration of indebtedness of Parent or any Subsidiary, or cause such indebtedness to come due before its stated maturity or cause any available credit of Parent or any Subsidiary to cease to be available;

(C)	except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any of its Subsidiaries or restrict, hinder, impair or limit its ability to carry on its business in any material respect as and where it is now being carried on; or

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Parent or its Subsidiaries in connection with the execution and delivery of this Agreement, or the consummation by Parent of the transactions contemplated hereby other than (A) the Appropriate Regulatory Approvals relating to Parent, (B) any filings referenced in this Agreement, and (C) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(d)
No Defaults. Subject to obtaining the Appropriate Regulatory Approvals relating to Parent and except as disclosed in Section 3.2(d) of the Parent Disclosure Letter, to the knowledge of Parent, neither Parent nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, have a Material Adverse Effect with respect to Parent.

(e)
Absence of Certain Changes or Events. Except as disclosed in Section 3.2(e) of the Parent Disclosure Letter or Publicly Disclosed by Parent, from December 31, 2005 through to the date hereof each of Parent and its Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

(i)	a Material Adverse Change with respect to Parent;

(ii)	any damage, destruction or loss, whether covered by insurance or not, that would reasonably be expected to have a Material Adverse Effect on Parent;

(iii)
any redemption, repurchase or other acquisition of Parent Common Shares or Parent preferred stock by Parent or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Parent Common Shares or Parent preferred stock;

(iv)
any acquisition or sale of its property or assets aggregating 10% or more of Parent’s total consolidated property and assets as at September 30, 2006 other than in the ordinary and regular course of business consistent with past practice;

(v)
any entering into, amendment of, relinquishment, termination or non-renewal by it of any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation, other than in the ordinary and regular course of business consistent with past practice;

(vi)	any resolution to approve a split, combination or reclassification of any of its outstanding shares; or

(vii)	any change in its accounting methods, principles or practices.

(f)
Financial Statements. The audited consolidated financial statements for Parent as at and for each of the 12-month periods ended December 31, 2005 and 2004 and the unaudited consolidated financial statements for nine months ended September 30, 2006 have been prepared in accordance with United States generally accepted accounting principles, the requirements of applicable Governmental Entities and applicable securities Laws; such financial statements present fairly, in all material respects, the consolidated financial position and results of operations of Parent and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

(g)
Reports. Parent has on a timely basis, since January 1, 2004, filed all forms, reports, and documents required to be filed by it with the SEC under the Exchange Act including Form 10-K, Form 10-Q, all proxy statements relating to Parent’s meetings of shareholders, and all certifications and statements required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. § 1350 (Section 906 of SOX) (collectively, the “Parent SEC Reports”). The Parent SEC Reports (x) were prepared in accordance with the requirements of the 1933 Act and the Exchange Act and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Parent maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act.

(h)
Parent Common Shares. The Parent Common Shares to be issued pursuant to the Arrangement or upon the exercise from time to time of the TMB Warrants or upon the exercise from time to time of the Replacement Options will, in all cases, be duly and validly issued by Parent on their respective dates of issue as fully paid and non-assessable shares.

(i)
Compliance with Laws. Except as disclosed in Section 3.2(i) of the Parent Disclosure Letter or Publicly Disclosed by Parent, Parent and the Parent Subsidiaries have complied with and are not in violation of any applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Without limiting the generality of the foregoing, all securities of Parent (including all options, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws. Parent is in compliance in all material respects with the applicable listing standards of the Nasdaq Stock Market.

(j)
Litigation, Etc. Except as disclosed in Section 3.2(j) of the Parent Disclosure Letter or Publicly Disclosed by Parent, there is no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries before any court or Governmental Entity that would reasonably be expected to have a Material Adverse Effect on Parent, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Parent nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Parent or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(k)	Intellectual Property. Except as set forth in Section 3.2(k) of the Parent Disclosure Letter:

(i)
Parent or a Parent Subsidiary owns or has the right to use pursuant to valid license, sublicense, contract or permission all Intellectual Property necessary or desirable for their operations as presently conducted. Each item of Intellectual Property owned or used by Parent or a Parent Subsidiary immediately prior to the Closing will continue to be owned or available for use on identical terms and conditions immediately subsequent to the Closing. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not (A) constitute a breach of any instrument or Contract governing any Intellectual Property, (B) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property or (C) impair the right to use, sell or license any Intellectual Property or portion thereof.

(ii)
To the knowledge of Parent, neither Parent nor any Parent Subsidiary has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third party. To the knowledge of Parent, neither the provision of any service nor the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold by Parent or any Parent Subsidiary violates any license or Contract between Parent or any Parent Subsidiary and any third party or infringes any third party intellectual property rights. Since January 1, 2005, neither Parent nor any Parent Subsidiary has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Parent or a Parent Subsidiary must license or refrain from using any Intellectual Property rights of any third party).

(l)
Books and Records. The books, records and accounts of Parent and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; and (iii) accurately and fairly reflect the basis for Parent consolidated financial statements.

(m)
Restrictions on Business Activities. Except as set forth in Section 3.2(m) of the Parent Disclosure Letter or Publicly Disclosed by Parent, there is no agreement, judgment, injunction, order or decree binding upon Parent or any Parent Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(n)
Licences, Etc. Except as disclosed in Section 3.2(n) of the Parent Disclosure Letter, Parent and each Parent Subsidiary owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted except for such failure that would individually or in the aggregate not have a Material Adverse Effect on Parent.

(o)
Brokers. No broker, finder or investment banker (other than J.P. Morgan Securities, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement based on arrangements made by or on behalf of Parent. The fees and commissions payable to J.P. Morgan Securities, Inc. are set forth in Section 3.2(o) of the Parent Disclosure Letter.

(p)
No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement, neither Parent or its Subsidiaries nor any other Person or its Subsidiaries makes any representation or warranty, express or implied, on behalf of Parent and its Subsidiaries with respect to the transactions contemplated by this Agreement.

3.3                      Survival

For greater certainty, the representations and warranties of TMB and Parent contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of another party to this Agreement.

ARTICLE 4
COVENANTS

4.1                      Retention of Goodwill

During the Pre-Effective Date Period, each of TMB and Parent will, subject to the fact that a transaction involving its business is contemplated hereby, continue to carry on its business and those of its Subsidiaries in a manner consistent with prior practice, working to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment.

4.2                      Covenants of TMB

(a)
TMB covenants and agrees that, until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of Parent to any deviation therefrom, or (ii) with respect to any matters which are disclosed in Section 4.2 of the TMB Disclosure Letter; or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of TMB and Parent contemplated hereby, TMB will, and will cause its Subsidiaries to:

(i)
carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of such of its present officers and employees and others having business dealings with it as is required to maintain its goodwill and business;

(ii)
not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of business consistent with prior practice in light of current market and economic conditions;

(iii)	not split, combine or reclassify any of the outstanding shares of TMB nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of TMB;

(iv)	not amend the articles or by-laws of TMB or amend the articles or by-laws of any Subsidiary;

(v)
not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of any Subsidiary thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for the issuance of TMB Common Shares pursuant to fully vested TMB Options, TMB Warrants and deferred stock units granted prior to the date hereof;

(vi)	not, whether through its Board of Directors or otherwise, accelerate the vesting of any unvested TMB Options or otherwise amend, vary or modify the TMB Stock Option Plan;

(vii)
not reorganize, amalgamate or merge TMB or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing any of the voting securities or any of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(viii)
except with respect to the sale of assets of TMB or any Subsidiary in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any assets;

(ix)	not guarantee the payment of indebtedness, incur indebtedness for money borrowed, issue or sell any debt securities or change the terms of any outstanding indebtedness;

(x)
carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on TMB or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(xi)	not, and cause each of its Subsidiaries not:

(A)
other than pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, any officers or directors of it; or

(B)
other than pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

(xii)
not, and will cause its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

(xiii)	not: (A) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the financial statements of TMB and its Subsidiaries or disclosed in the TMB Disclosure Letter, which are, individually or in the aggregate, material; (B) grant any waiver, exercise any option or relinquish any contractual rights; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xiv)
use its reasonable commercial efforts (or cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xv)
except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Laws, not, and will cause its Subsidiaries not to, enter into or modify in any respect any contract, license, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would have a Material Adverse Effect on TMB;

(xvi)
incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice and not, in any event, exceeding US$50,000, individually or in the aggregate;

(xvii)
not make any changes to existing accounting or material business practices relating to TMB or any Subsidiary except as required by applicable Law or required by generally accepted accounting principles or make any material tax election inconsistent with past practice;

(xviii)	not take any step or effect any transaction that would adversely affect the carry forward by TMB or its Subsidiaries of losses and credits under the Income Tax Act; and

(xix)	promptly advise Parent orally and, if then requested, in writing:

(A)
of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of TMB contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	of any Material Adverse Change in respect of TMB; and

(C)	of any material breach by TMB of any covenant or agreement contained in this Agreement; and

(b)
TMB shall and shall cause its Subsidiaries to perform all obligations required or desirable to be performed by TMB or any of its Subsidiaries under this Agreement, co-operate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, TMB shall and where appropriate shall cause its Subsidiaries to:

(i)
use all reasonable efforts to obtain the approvals of holders of TMB Common Shares to the Arrangement, subject, however, to the exercise by the Board of Directors of TMB of its fiduciary duties as provided herein;

(ii) subject to the last sentence of section 4.5(a), not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the TMB Meeting  without Parent’s prior written consent except as required by Law or, in the case of  adjournment, as may be required by the TMB Shareholders as expressed by majority resolution;

(iii)	use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 5;

(iv)
apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to TMB or any of its Subsidiaries and, in doing so, to keep Parent fully informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing Parent the opportunity to attend meetings with any Governmental Entity (to the extent reasonable in the circumstances and to the extent not prohibited under Applicable Laws) and with providing Parent with copies of all related applications and notifications, in draft form, in order for Parent to provide its reasonable comments;

(v)	apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(vi)
carry out the terms of the Interim Order and the Final Order applicable to  it and use commercially reasonable efforts to comply with all requirements  which applicable Laws may impose on TMB or its Subsidiaries with  respect to the transactions contemplated thereby and by the Arrangement;

(vii)	diligently defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(viii)	use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(ix)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from TMB or any of its Subsidiaries; and

(x)
use commercially reasonable efforts to obtain all necessary waivers,  consents and approvals required to be obtained by TMB or a Subsidiary  from other parties to loan agreements, leases or other contracts to  consummate the transactions contemplated hereby, where the failure to  obtain any such waivers, consents or approvals would materially and  adversely affect the ability of TMB or its Subsidiaries to consummate the  transactions contemplated hereby.

(c)
The Board of Directors of TMB shall recommend to the holders of Common Shares and the holders of TMB Options the approval of the Arrangement Resolution, provided that notwithstanding any other provisions of this Agreement, the Board of Directors of TMB may withdraw, modify or change its recommendation if such withdrawal, modification or change is permitted by, and made, in accordance with, the provisions of sections 4.4 and 4.5 prior to the approval of the Arrangement Resolution by the holders of Common Shares and the holders of TMB Options.

(d)
Holders of TMB Common Shares may exercise their Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 3.1 of the Plan of Arrangement. TMB shall give Parent (i) prompt notice of any written demands of Dissent Rights, withdrawals of such demands, and any other instruments received by it from TMB Shareholders and shall promptly provide Parent with a copy of any exercise or purported exercise of Dissent Rights by any TMB Shareholders and written communications with any TMB Shareholders exercising or purporting to exercise their Dissent Rights; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of Parent, except as required by applicable law, TMB shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

(e)
From the date hereof to the earlier of the Effective time and date upon which this Agreement is terminated in accordance with Article 6, TMB shall not dispose of any of its shares of any of its Subsidiaries and shall cause each of its Subsidiaries to:

(i)	not issue any additional securities to any person other than TMB or a Subsidiary of TMB; and

(ii)	co-operate with and assist TMB and Parent in such other ways to the extent practicable to implement the Arrangement on the terms set forth herein and in the Plan of Arrangement.

(f)	TMB shall use all reasonable efforts to obtain all licences for the distribution of its products on or before the Effective Date.

(g)
TMB shall use commercially reasonable efforts to cause each Person who is or becomes (or may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the 1933 Act) of TMB to execute and deliver to Parent, prior to the Effective Date, an Affiliate Agreement in the form of Schedule G.

4.3 Covenants of Parent

Parent hereby covenants and agrees (and, if applicable, shall cause its Subsidiaries):

(a)
to perform all obligations required or desirable to be performed by it under this Agreement, co-operate with TMB in connection therewith, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(i)
apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to Parent, and, in doing so, to keep TMB reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing TMB with copies of all related applications and notifications, in draft form, in order for TMB to provide its reasonable comments;

(ii)	use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 5;

(iii)	defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iv)
use its reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Parent which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(v)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from Parent or its Subsidiaries;

(vi)
cause Parent to reserve a sufficient number of Parent Common Shares for issuance upon the completion of the Arrangement and the exercise from time to time of the TMB Warrants and the exercise from time to time of Converted Parent Options; and

(viii)	following the date on which each such registration statement is declared effective by the SEC, use its commercially reasonable efforts to keep the

Form S-8 in effect and comply with such Laws so as to permit the continuance of offers, sales and dealings in the Parent Common Shares for which the Converted Parent Options are exercisable for so long as the Converted Parent Options remain outstanding;

(b)
to use its reasonable efforts to cause the TMB Common Shares to be de-listed from the Toronto Stock Exchange and de-registered under the Exchange Act and TMB to cease to be a reporting issuer under securities legislation in Canada as soon as practicable after the Effective Time;

(c)
carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Parent or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(d)
in connection with the consummation of the transactions contemplated hereby and by the Arrangement, use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Parent or a Subsidiary of Parent from other parties to loan agreements, leases or other contracts;

(e)	until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, Parent will promptly advise TMB orally and, if then requested, in writing:

(i)
of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Parent contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(ii)	of any Material Adverse Change in respect of Parent; and

(iii)	of any material breach by Parent of any covenant or agreement contained in this Agreement.

4.4                      TMB Covenants Regarding Non-Solicitation

(a)
Subject to section 4.5(a), TMB shall not, directly or indirectly, through any officer, director, employee, representative or agent of TMB or any of its Subsidiaries, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding a TMB Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any TMB Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Parent the approval, recommendation or declaration of advisability of the Board of Directors of TMB of the transactions contemplated hereby (it being understood that failing to affirm the approval or recommendation of the Board of Directors of TMB of the transactions contemplated hereby within fifteen Business Days after a TMB Acquisition Proposal has been publicly announced shall be considered an adverse modification if such failure occurs prior to the TMB Meeting), (iv) approve or recommend any TMB Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any TMB Acquisition Proposal. Notwithstanding the preceding part of this section 4.4(a) and any other provision of this Agreement, nothing shall prevent the Board of Directors of TMB prior to the approval of the Arrangement by the TMB Shareholders from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to section 4.4(c), regarding a bona fide written TMB Acquisition Proposal that was not solicited after November 17, 2006 and that did not otherwise result from a breach of this section 4.4(a) and that the Board of Directors of TMB determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or is reasonably likely to result in a TMB Superior Proposal; provided, however, that prior to taking such action, the Board of Directors of TMB must receive advice of outside counsel that the taking of such action by the TMB Board of Directors is not inconsistent with the proper discharge of its fiduciary duties. TMB shall not consider, negotiate, accept, approve or recommend a TMB Acquisition Proposal or provide information to any Person proposing a TMB Acquisition Proposal after the date of the approval of the Arrangement by the TMB Shareholders. TMB shall, and shall cause the officers, directors, employees, representatives and agents of TMB and its Subsidiaries to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a TMB Acquisition Proposal.

(b)
TMB shall promptly (and in any event within 24 hours) notify Parent at first orally and then in writing, of any TMB Acquisition proposal and any inquiry that could lead to a TMB Acquisition Proposal or any amendments to the foregoing, or any request for information relating to TMB or any of its Subsidiaries in connection with a TMB Acquisition Proposal or for access to the properties, books or records of TMB or any of its Subsidiaries by any Person that informs TMB or such Subsidiary that it is considering making, or has made, a TMB Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Parent may reasonably request. TMB shall (i) keep Parent fully informed of the status including any change to the material terms of any such TMB Acquisition Proposal or inquiry and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to TMB or any of its Subsidiaries from any Person in connection with any TMB Acquisition Proposal or sent or provided by TMB to any Person in connection with any TMB Acquisition Proposal.

(c)
If TMB receives a request for information from a Person which has made a bona fide written TMB Acquisition Proposal that was not solicited after November 17, 2006 and TMB is permitted, as contemplated under the second sentence of Section 4.4(a), to negotiate the terms of such TMB Acquisition Proposal, then, and only in such case, the Board of Directors of TMB may, subject to such Person having executed a confidentiality agreement containing confidentiality provisions substantially similar to those contained in the Confidentiality Agreement, provide such Person with access to information regarding TMB; provided, however, that the Person making the TMB Acquisition Proposal shall not be precluded under such confidentiality agreement from making the TMB Acquisition Proposal (but not any material amendment thereto) and provided further that TMB sends a copy of any such confidentiality agreement to Parent promptly upon its execution and Parent is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such person was provided.

(d)
TMB shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this section 4.4, and it shall be responsible for any breach of this section 4.4 by its officers, directors, employees, financial advisors or other advisors or representatives.

4.5                      Notice of Superior Proposal Determination

(a)
Notwithstanding section 4.4, TMB may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a TMB Superior Proposal prior to the approval of the Arrangement by the TMB Shareholders and terminate this Agreement if, and only if, (i) it has provided Parent with a copy of the TMB Superior Proposal document, (ii) five (5) Business Days shall have elapsed from the later of (x) the date Parent received written notice (the “Section 4.5 Notice”) advising Parent that TMB’s Board of Directors has resolved, subject only to compliance with this section 4.5(a) and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such TMB Superior Proposal, specifying the terms and conditions of such TMB Superior Proposal and identifying the Person making such TMB Superior Proposal, and (y) the date Parent received a copy of such TMB Superior Proposal, (iii) the Board of Directors of TMB has determined in good faith (after consultation with outside legal counsel) that the taking of such action the Board of Directors of TMB is not inconsistent with its fiduciary duties or contrary to applicable Laws, (iv) taking into account any revised proposal made by Parent since receipt of the Section 4.5 Notice, such TMB Superior Proposal remains a TMB Superior Proposal and the Board of Directors of TMB has again made the determination referred to in this section 4.5 and (v) it has previously or concurrently will have (A) paid to Parent the break fee payable under section 6.4 and (B) terminated this Agreement pursuant to section 6.3. Any information provided by TMB to Parent pursuant to this section 4.5(a) or pursuant to section 4.4 shall constitute “Information” under section 4.6(b). In the event that TMB provides Parent with a Section 4.5 Notice on a date that is less than five Business Days prior to the TMB Meeting, Parent shall adjourn the TMB Meeting (without notice on the Arrangement or any related matters) to a date that is not less than five Business Days and not more than ten Business Days after the date of the Section 4.5 Notice.

(b)
During such five (5) Business Day period, TMB agrees that Parent shall have the right, but not the obligation, to offer to amend the terms of this Agreement, including without limitation, by changing the structure of the transaction from a plan of arrangement to a take-over bid or other similar transaction. The Board of Directors of TMB will review any offer by Parent to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Parent’s offer upon acceptance by TMB would result in such TMB Superior Proposal ceasing to be a TMB Superior Proposal. If the Board of Directors of TMB so determines, it will enter into an amended agreement with Parent reflecting Parent’s amended proposal. If the Board of Directors of TMB continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such TMB Superior Proposal remains a TMB Superior Proposal and therefore rejects Parent’s amended proposal, TMB may terminate this Agreement pursuant to section 6.3(c)(iv); provided, however, that TMB must concurrently pay to Parent the break fee payable to Parent under section 6.4 and must concurrently with termination enter into a definitive agreement with respect to such TMB Superior Proposal. TMB acknowledges and agrees that payment of the break fee payable under section 6.4 is a condition to valid termination of this Agreement under section 6.3(c)(iv) and this section 4.5(b). TMB also acknowledges and agrees that each successive modification of any TMB Acquisition Proposal shall constitute a new TMB Acquisition Proposal for purposes of section 4.4 (a) and the requirement under section 4.5 (a) (ii) to initiate an additional five Business Days’ notice period.

4.6                      Access to Information

(a)
Subject to sections 4.6(b) and (c) and applicable Laws, upon reasonable notice, TMB shall (and shall cause each of its Subsidiaries to) afford Parent’s officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, TMB shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning TMB’s business, properties and personnel as Parent may reasonably request. Subject to sections 4.6(b) and (c) and applicable Laws, upon reasonable notice, Parent shall afford TMB’s Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Parent shall (and shall cause each of its Subsidiaries to) furnish promptly to TMB all information concerning Parent’s business, properties and personnel as TMB may reasonably request. Nothing in the foregoing shall require Parent or TMB to disclose to the other information subject to a written confidentiality agreement with third parties or customer-specific or competitively sensitive information relating to areas or projects where Parent and TMB are in direct competition.

(b)
In accordance with the Confidentiality Agreement, each of Parent and TMB acknowledges that certain information provided to it under section 4.6(a) above will be non-public and/or proprietary in nature (the “Information”). Except as permitted below, each of Parent and TMB will keep Information confidential and will not, without the prior written consent of the other, disclose it, in any manner whatsoever, in whole or in part, to any other Person, and will not use it for any purpose other than to evaluate the transactions contemplated by this Agreement. Each of Parent and TMB will make all reasonable, necessary and appropriate efforts to safeguard the Information from disclosure to anyone other than as permitted hereby and to control the copies, extracts or reproductions made of the Information. The Information may be provided to the Representatives of each of Parent and TMB who require access to the same to assist it in proceeding in good faith with the transactions contemplated by this Agreement and whose assistance is required for such purposes, provided that it has first informed such Representatives to whom Information is provided that the Representative has the same obligations, including as to confidentiality, restricted use and otherwise, that it has with respect to such Information. This provision shall not apply to such portions of the Information that: (i) are or become generally available to the public otherwise than as a result of disclosure by a party or its Representatives; or (ii) become available to a party on a non-confidential basis from a source other than, directly or indirectly, the other party or its Representatives, provided that such source is not to the knowledge of the first party, upon reasonable inquiry, prohibited from transmitting the Information by a contractual, legal or fiduciary obligation; (iii) were known to a party or were in its possession on a non-confidential basis prior to being disclosed to it by the other party or by someone on its behalf; or (iv) are required by applicable Laws or court order to be disclosed. The provisions of this section 4.6(b) shall survive the termination of this Agreement.

(c)
The parties acknowledge that certain Information may be competitively sensitive and that disclosure thereof shall be limited to that which is reasonably necessary for the purpose of (i) preparing submissions or applications in order to obtain the Appropriate Regulatory Approvals, (ii) preparing the Circular, (iii) avoiding conflicts and (iv) integrating the operations of Parent and TMB. If any material is withheld by TMB or any of its Subsidiaries because of the confidential nature of such material, or otherwise, TMB or such Subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the discretion of TMB, acting reasonably, be disclosed to external advisors of Parent.

4.7                      Closing Matters

Parent and TMB shall deliver, at the closing of the transactions contemplated hereby, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

4.8                      Indemnification

(a)
Parent agrees that all rights to indemnification or exculpation now existing in favour of the directors or officers of TMB or any Subsidiary as provided in its articles of incorporation or by-laws or under any agreement in effect on the date hereof or otherwise under Applicable Law shall survive the Arrangement and shall continue in full force and effect until the earlier of the expiration of the applicable statute of limitations with respect to any claims against directors or offices of TMB arising out of such acts or omissions and the sixth anniversary of the Effective Date, and Parent hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time.

(b)
There shall be maintained in effect, for not less than five years from the Effective Time, coverage substantially equivalent to that in effect under the current policies of the directors’ and officers’ liability insurance maintained by TMB, which is no less advantageous, and with no gaps or lapses in coverages with respect to matters occurring prior to the Effective Time; provided that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual amount currently paid by TMB and if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated only to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost. Alternatively, notwithstanding any other provision of this Agreement, TMB shall, at the request of Parent, purchase, as an extension of TMB’s current insurance policies, prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in TMB’s current insurance policies) for up to five years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, and any such policy purchased by TMB shall cover the interest of Parent in respect of its indemnification obligations under this section 4.8.

4.9                      Section 3(a)(10) Exemption

In the event that, due to an amendment to the 1933 Act, a change in the SEC’s interpretation of the 1933 Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the 1933 Act, the exemption from registration under Section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of the Parent Common Shares in accordance with the Arrangement from the registration requirements of the 1933 Act, then Parent shall take all necessary action to file a registration statement on Form S-4 (or on such other form that may be available to Parent) in order to register the Parent Common Shares, and shall use its reasonable commercial efforts to cause such registration statement to become effective at or prior to the Effective Time.

4.10                      Certain Employment Matters

On the Effective Time and for a period not less than one year after the Effective Time, employees of TMB and its Subsidiaries shall be provided employee benefits, plans and programs which in the aggregate generally no less favourable than those available to such employees under the TMB Plans on the date hereof. For purposes of eligibility to participate and vesting, waiting periods, pre-existing conditions and similar purposes (but not benefit accrual attributable to the period before the Effective Time) in benefits generally provided to employees, Parent shall use reasonable efforts to ensure the employees of TMB and its Subsidiaries will be credited with their years of service with TMB and its Subsidiaries and prior employers, to the extent such service is taken into account under current plans of TMB and its Subsidiaries, and to the extent permitted by the applicable issuer. Nothing in this Section 4.10 shall be construed as restricting the ability of Parent or its Subsidiaries to establish such types and levels of compensation and benefits or to modify or terminate such compensation or benefits as they determine to be appropriate from time to time and/or restricting the ability of Parent or its Subsidiaries to terminate any employee’s employment in accordance with the governing legislation and common law.

4.11                     Proxies received and Dissent Notices

TMB shall advise Parent:

(a)
as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the TMB Meeting, as to the aggregate tally of the proxies and votes received in respect of the TMB Meeting; and

(b)	of any written notice of dissent, withdrawal of such notice, and any other instruments received by TMB pursuant to the Dissent Rights.

ARTICLE 5
CONDITIONS

5.1                       Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Parent and TMB:

(a)
the Arrangement shall have been approved at the TMB Meeting by not less than two-thirds of the votes cast by the TMB Shareholders and holders of TMB Options voting as a single class who are represented at the TMB Meeting;

(b)	the Arrangement shall have been approved at the TMB Meeting in accordance with any conditions in addition to those set out in section 5.1(a) which may be imposed by the Interim Order;

(c)	the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of TMB and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)
there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature brought by a Governmental Entity in progress or threatened and that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof;

(e) this Agreement shall not have been terminated pursuant to Article 6;

(f)
the Parent Common Shares issuable directly pursuant to the Arrangement or issuable upon exercise of the TMB Warrants from time to time or issuable upon exercise of the Converted Parent Options from time to time, shall have been approved for listing on the Nasdaq Stock Market, subject to notice of issuance; and

(g)
all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, shall have expired or been terminated, and all other consents, waivers, permits, orders and approvals of any Governmental Entity (including the Appropriate Regulatory Approvals) and of any other third party having the right to consent to the Arrangement (other than those consents referred to in section 3.1(c) hereof), and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would constitute a criminal offense, or would have a Material Adverse Effect on Parent or TMB, as the case may be, shall have been obtained or received on terms that will not have a Material Adverse Effect on Parent and/or TMB; there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity (i) seeking to prohibit or restrict the acquisition by Parent or any of its Subsidiaries of any TMB Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from TMB or Parent any damages that are material in relation to TMB and its Subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by Parent or any of its Subsidiaries of any material portion of the business or assets of TMB or any of its Subsidiaries or to compel Parent or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of TMB or any of its Subsidiaries, as a result of the Plan of Arrangement, (iii) seeking to impose limitations on the ability of Parent or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any TMB Common Shares, including the right to vote TMB Common Shares purchased by it on all matters properly presented to the shareholders of TMB, or (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of TMB and its Subsidiaries.

5.2                       Additional Conditions Precedent to the Obligations of Parent

The obligations of Parent to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for Parent’s exclusive benefit and may be waived by Parent):

(a)	all covenants of TMB under this Agreement to be performed on or before the Effective Date shall have been duly performed by TMB in all material respects;

(b)
the representations and warranties of TMB contained in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date when made and at and as of the Effective Date, as though such representations and warranties were made at and as of such date (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such dates) and the representations and warranties of TMB contained in this Agreement that are not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects as of the date when made and at and as of the Effective Date as though then made (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such particular dates);

(c)
between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to TMB or any event, occurrence or development which would materially and adversely affect the ability of TMB to consummate the transactions contemplated hereby ;

(d)
the Board of Directors of TMB shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by TMB and its Subsidiaries to permit the consummation of the Arrangement;

(e)
Parent shall have received a certificate of TMB addressed to Parent and dated the Effective Date, signed on behalf of TMB by a senior executive officer of TMB, confirming that the conditions in sections 5.2 (a) and (b) have been satisfied as at the Effective Date and setting out to a date within 5 days of the Effective Date an update of the accounts receivable aging list and the accounts payable list referred to in section 3.1(x);

(f)
the holders of not more than 5% of all issued and outstanding TMB Shares shall have exercised their Dissent Rights (and shall not have lost or withdrawn such rights as of the Effective Date) in respect of the Arrangement;

(g)	the Circular shall have been mailed to the TMB Shareholders by the Mailing Date and, subject to section 4.5 (a) the TMB Meeting shall have been held on or before the Meeting Date;

(h)	Parent shall have received from TMB and its Subsidiaries the signed resignation, effective as of the Effective Date, of such of the directors of TMB and such of the directors and officers of such Subsidiaries as shall have been specified by Parent to TMB prior to the Effective Date; and

(i)
all eligible participants in TMB’s Deferred Share Unit Plan (“DSUP”) shall have elected in writing to receive, and shall have received from TMB, either (A) a lump sum cash payment equal to the number of deferred share units credited to his or her account as of the Effective Date, or (B) TMB Common Shares equal to the whole number of deferred share units credited to his or her account as of the Effective Date, and TMB shall have cancelled the DSUP.

Parent may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Parent with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Parent in complying with its obligations hereunder.

5.3                       Additional Conditions Precedent to the Obligations of TMB

The obligations of TMB to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of TMB and may be waived by TMB):

(a)	all covenants of Parent under this Agreement to be performed on or before the Effective Date shall have been duly performed by Parent in all material respects;

(b)
The representations and warranties of Parent contained in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date when made and at and as of the Effective Date, as though such representations and warranties were made at and as of such date (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such dates) and the representations and warranties of Parent contained in this Agreement that are not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects as of the date when made and at and as of the Effective Date as though then made (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such particular dates);

(c)
between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to Parent or any event, occurrence or development which would materially and adversely affect the ability of Parent to consummate the transactions contemplated hereby;

(d)
the Board of Directors of Parent shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Parent to permit the consummation of the Arrangement and the issue of Parent Common Shares pursuant to the Arrangement and upon the exercise from time to time of the TMB Warrants and the exercise from time to time of the Converted Parent Options; and

(e)
TMB shall have received a certificate of Parent addressed to TMB and dated the Effective Date, signed on behalf of Parent by a senior executive officer of Parent, confirming that the conditions in sections 5.3(a) and (b) have been satisfied as at the Effective Date.

TMB may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by TMB with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by TMB in complying with its obligations hereunder.

5.4                       Notice and Cure Provisions

Parent and TMB will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of the other party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)	result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither Parent nor TMB may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in sections 5.1, 5.2 and 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order for acceptance by the Director, Parent or TMB, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Parent or TMB, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Parent or TMB, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the earlier of Drop Dead Date and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of TMB Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated.

5.5                       Satisfaction of Conditions

The conditions precedent set out in sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Parent and TMB, a certificate of arrangement in respect of the Arrangement is issued by the Director.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                       Amendment

This Agreement may, at any time and from time to time before or after the holding of the TMB Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not invalidate any required security holder approval of the Arrangement.

6.2                       Mutual Understanding Regarding Amendments

(a)
The parties will continue, from and after the date hereof and through and including the Effective Date, to use their respective reasonable efforts to maximize present and future financial and tax planning opportunities for the shareholders of TMB, and for Parent and for TMB as and to the extent that the same shall not prejudice any party or its security holders. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)
The parties agree that if Parent or TMB, as the case may be, proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with Parent or TMB, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the security holders.

6.3                       Termination

(a)
If any condition contained in sections 5.1 or 5.2 is not satisfied at or before the Effective Date to the satisfaction of Parent, then Parent may by notice to TMB terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of Parent arising from any breach by TMB but for which the condition would have been satisfied.

(b)
If any condition contained in sections 5.1 or 5.3 is not satisfied at or before the Effective Date to the satisfaction of TMB, then TMB may by notice to Parent terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of TMB arising from any breach by Parent but for which the condition would have been satisfied.

(c)	This Agreement may be terminated:

(i)	by the mutual agreement of TMB and Parent (without further action on the part of TMB’s shareholders if terminated after the holding of TMB Meeting);

(ii)
by either TMB or Parent, if there shall be passed any Law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining Parent or TMB from consummating the transactions contemplated by this Agreement is entered and such injunction, order or decree has become final and non-appealable;

(iii)
by Parent if (A) the Board of Directors of TMB shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Parent its approval or recommendation of this Agreement or the Arrangement or shall have recommended a TMB Acquisition Proposal or (B) through the fault of TMB (whether by commission or omission), this Arrangement is not submitted for the approval of TMB Shareholders at the TMB Meeting by the Meeting Date;

(iv)
by TMB in order to enter into a definitive written agreement with respect to a TMB Superior Proposal, subject to compliance with section 4.5(a) and the payment of any fee required to be paid pursuant to section 6.4(a);

(v)	by TMB or Parent if TMB Shareholder approval shall not have been obtained by reason of the failure to obtain the required vote at the TMB Meeting;

(vi)	by Parent if TMB fails to satisfy the conditions set out in section 5.2(g) in respect of the Mailing Date and the Meeting Date;

in each case, prior to the Effective Date.

(d)
If the Effective Date does not occur on or prior to the Drop Dead Date, then this Agreement may be terminated by Parent or TMB giving notice of termination to the other, at which point this Agreement shall terminate on the date such notice is deemed to be received.

(e)
If this Agreement is terminated in accordance with the foregoing provisions of this section 6.3, no party shall have any further liability to perform its obligations hereunder except as provided in section 6.4 and as otherwise contemplated hereby, and provided that, subject to section 6.5, neither the termination of this

Agreement nor anything contained in this section 6.3(e) shall relieve any party from any liability for any material breach by it of this Agreement.

6.4                      Break Fee

(a)	If:

(i)	TMB shall terminate this Agreement pursuant to section 6.3(c)(iv);

(ii)	Parent shall terminate this Agreement pursuant to section 6.3(c)(iii) or (vi); or

(iii)
either TMB or Parent shall terminate this Agreement pursuant to section 6.3(c)(v) in circumstances where TMB Shareholder approval has not been obtained at the TMB Meeting and (x) a bona fide TMB Acquisition Proposal has been made by any person other than Parent prior to the TMB Meeting and not withdrawn more than five days prior to the vote of TMB Shareholders and (y) TMB enters into an agreement with respect to a TMB Acquisition Proposal, or a TMB Acquisition Proposal is consummated, after the date hereof and prior to the expiration of twelve months following the termination of this Agreement;

then in any such case TMB shall pay to Parent Cdn $3 million in immediately available funds to an account designated by Parent. Such payment shall be due (A) in the case of a termination specified in clause (i), at or prior to the termination of this Agreement, (B) in the case of a termination specified in clause (ii), within five Business Days after written notice of termination by Parent or (C) in the case of a termination specified in clause (iii), at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. TMB shall not be obligated to make more than one payment pursuant to this section 6.4(a). Any payment of expenses under section 6.4(b) shall be credited against the payment due under this section 6.4(a).

(b)
If the holders of TMB Common Shares shall fail to approve the Arrangement at the TMB Meeting, and provided that prior to the TMB Meeting (i) there shall have been no material breach of this Agreement by Parent, and (ii) no Material Adverse Effect in respect of Parent shall have occurred, then at 11:00 a.m., Toronto, Ontario time, on the first Business Day following the TMB Meeting, TMB shall reimburse Parent for Parent’s out-of-pocket costs and expenses in connection with the transaction contemplated by this Agreement, not to exceed Cdn $2 million which shall be paid in immediately available funds to an account designated by Parent.

6.5                      Effect of Break Fee Payment

For greater certainty, the parties hereto agree that if a party pays to another party amounts required by section 6.4 as a result of the occurrence of any of the events referenced in section 6.4, the parties to this Agreement shall have no other remedy for any breach of this Agreement by the party making such payment.

6.6                       Withholding Tax

TMB, Parent and the Depositary shall be entitled to deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Income Tax Act (Canada) or any other applicable Law relating to Taxes. To the extent amounts are so deducted and withheld and paid to the appropriate Governmental Entity such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the Person to whom the amount would otherwise be payable. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Person exceeds the cash portion of the consideration otherwise payable to the Person, TMB, Parent and the Depositary are hereby authorized to sell or otherwise dispose on behalf of the Person such portion of the consideration as is necessary to provide sufficient funds to TMB, Parent or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and TMB, Parent or the Depositary shall notify the Person and remit to the Person any unapplied balance of the net proceeds of such sale.

6.7                       Remedies

Subject to section 6.5, the parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 7
GENERAL

7.1                       Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

7.2                       Non-survival of Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant to hereto shall terminate at the Effective Time, except that the covenants and agreements set forth in sections 4.8 and 4.10 shall survive the Effective Time.

7.3                       Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	If to Tm Bioscience Corporation, at:

439 University Avenue
Suite 900
Toronto, Ontario
M5G 1Y8

Attention: Gregory C. Hines
Telecopier No.: (416) 593-1066

with a copy (which shall not constitute Notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Curtis Cusinato and Kenneth Pogrin
Telecopier No.: (416) 947-0866

(b)	If to Parent at:

Luminex Corporation
12212 Technology Blvd.
Austin, TX 78727

Attention: Patrick J. Balthrop
Telecopier No.: (512) 219-6325

with copies (which shall not constitute notice) to:

Bass, Berry & Sims PLC
Amsouth Center
Suite 2700
315 Deaderick Street
Nashville, TN 37238

Attention: Howard H. Lamar III
Derek S. Hughey
Telecopier No.: (615) 742-2709

and to:

Blake, Cassels & Graydon LLP
World Exchange Plaza
20th Floor
45 O’Connor Street
Ottawa, Ontario, Canada

Attention: Eric Elvidge
Telecopier No.:613-788-2247

Notice is deemed to be delivered and received (i) if sent by personal delivery, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, (ii) if sent by same-day service courier, on the date of delivery if sent on a Business Day and delivery was made on that day prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (iii) if sent by overnight courier, on the next Business Day, or (iv) if transmitted by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. Any Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice to that Party. The failure to send a copy of a notice to legal counsel does not invalidate any notice to a Party.

7.4                       Assignment

No party hereto may assign its rights or obligations under this Agreement or the Arrangement, provided, however, that Parent shall be entitled to make an assignment of any or all of its rights (but not its obligations) hereunder to any one or more of its wholly owned Subsidiaries.

7.5                       Binding Effect

This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and no third party shall have any rights hereunder.

7.6                       Third Party Rights

This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns; provided however, that the provisions of section 4.8 concerning insurance and indemnification, the provisions of section 4.10 concerning certain employment matters and the provisions of section 7.8 concerning personal liability are intended for the benefit of the individuals specified therein and their respective legal representatives.

7.7                       Waiver and Modification

TMB and Parent may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (i) no waiver that might be given by a party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the document referred to in this Agreement.

7.8                       No Personal Liability

(a)	No director or officer of Parent shall have any personal liability whatsoever to TMB under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Parent.

(b)	No director or officer of TMB shall have any personal liability whatsoever to Parent under this Agreement, or any other document delivered in connection with the Arrangement on behalf of TMB.

7.9                       Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order fully to perform and carry out the terms and intent hereof.

7.10                     Expenses

Subject to section 6.4, the parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

7.11                     Publicity

The initial press release concerning this Agreement shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither parent nor TMB will disseminate any press release or other public announcement concerning this Agreement or the other transactions contemplated by this Agreement to any third party, except as may be required by Law or by any listing agreement with Nasdaq or the Toronto Stock Exchange, without the prior consent of each of the parties hereto, which consent shall not be unreasonably withheld or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Parent and TMB also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

7.12                     Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereby irrevocably agrees to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

7.13                      Time of Essence

                            Time shall be of the essence in this Agreement.

7.14                       Entire Agreement

                             This Agreement including the TMB Disclosure Letter, the agreements and other documents referred to herein and therein and the Confidentiality Agreement constitute the entire agreement among the parties hereto and supersede any prior agreements, understandings, undertakings, representations, warranties, negotiations, discussions and arrangements of any nature, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.

7.15                       Severability

                             If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Arrangement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

7.12                    Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

The remainder of this page intentionally left blank.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

LUMINEX CORPORATION
By:
Name: Patrick J. Balthrop
Title: President and Chief Executive Officer

TM BIOSCIENCE CORPORATION
By:
Name: Gregory C. Hines Title: President and Chief Executive Officer

SCHEDULES

to

MERGER AGREEMENT
made the 14th day of December, 2006 among
Luminex Corporation and Tm Bioscience Corporation.

Schedule A	-	Appropriate Regulatory Approvals
Schedule B	-	Arrangement Resolution
Schedule C	-	Plan of Arrangement
Schedule D	-	Voting Agreement for Directors, Officers and Affiliates
Schedule E	-	Affiliate Agreement

SCHEDULE A
APPROPRIATE REGULATORY APPROVALS

Canada

•	if required, exemption orders from any provincial securities regulator

United States

•	if required, expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976

•	approval by the Nasdaq National Market of the listing of the Luminex Common Shares subject to official notice of issuance

SCHEDULE B

ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE
TM BIOSCIENCE CORPORATION SHAREHOLDERS

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Tm Bioscience Corporation ("Tm Bioscience"), as more particularly described and set forth in the management information circular (the "Circular") of Tm Bioscience accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2.
The plan of Arrangement (the "Plan of Arrangement") involving Tm Bioscience, the full text of which is set out as Schedule C to the Merger Agreement made as of December s, 2006 between Luminex Corporation and Tm Bioscience (the "Merger Agreement") (as the Plan of Arrangement may be or may have been amended) is hereby approved and adopted.

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Tm Bioscience or that the Arrangement has been approved by the Superior Court of Justice of Ontario, the directors of Tm Bioscience are hereby authorized and empowered (i) to amend the Merger Agreement or the Plan of Arrangement to the extent permitted by the Merger Agreement and (ii) not to proceed with the Arrangement without further approval of the shareholders of Tm Bioscience, but only if the Merger Agreement is terminated in accordance with Article 6 thereof.

4.
Any officer or director of Tm Bioscience is hereby authorized and directed for and on behalf of Tm Bioscience to execute, under the seal of Tm Bioscience or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Merger Agreement for filing.

5.
Any officer or director of Tm Bioscience is hereby authorized and directed for and on behalf of Tm Bioscience to execute or cause to be executed, under the seal of Tm Bioscience or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

PLAN OF ARRANGEMENT
UNDER SECTION 182
OF THE ONTARIO BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                      Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"affiliate" has the meaning ascribed thereto in the Securities Act (Ontario);

"Arrangement" means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.1 of the Merger Agreement or Article 6 or made at the direction of the Court in the Final Order;

"Arrangement Resolution" means the special resolution of the TMB Shareholders, to be substantially in the form and content of Schedule B annexed to the Merger Agreement;

"Articles of Arrangement" means the articles of arrangement of TMB in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made;

"Business Day" means any day on which commercial banks are generally open for business in Austin, Texas and Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Austin, Texas under the laws of the State of Texas or the federal laws of the United States of America or in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada;

"Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

"Circular" means the notice of the TMB Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of TMB Common Shares and TMB Options in connection with the TMB Meeting;

"Converted Parent Option" has the meaning set out in section 2.2(b);

"Converted Parent Option Exercise Price" has the meaning set out in section 2.2(b);

"Court" means the Superior Court of Justice of Ontario;

"Depositary" means w Trust Company at its offices set out in the Letter of Transmittal;

"Director" means the Director appointed pursuant to section 278 of the OBCA;

"Dissent Rights" has the meaning set out in section 3.1;

"Dissenting Shareholder" means a holder of TMB Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

"Drop Dead Date" means March 31, 2007, or such later date as may be mutually agreed by the parties to the Merger Agreement;

"Effective Date" means the date shown on the Certificate, provided that such date occurs on or prior to the Drop Dead Date;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

"Government Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any Securities Regulatory Authority, self regulatory authority or the Toronto Stock Exchange, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"holders" means the holders of TMB Common Shares shown from time to time in the register maintained by or on behalf of TMB in respect of the TMB Common Shares;

"Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.2 of the Merger Agreement;

"Laws" means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including any stock exchange), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal for use by holders of TMB Common Shares, in the form accompanying the Circular;

"Luminex" means Luminex Corporation, a corporation existing under the laws of the State of Delaware;

"Luminex Common Shares" means the shares of common stock in the capital of Luminex;

"Luminex Trading Price" means the average of the closing prices of Luminex Common Shares on Nasdaq during a period of twenty consecutive trading days ending on the Business Day immediately preceding the Effective Date;

"Meeting Date" means the date of the TMB Meeting;

"Merger Agreement" means the agreement made the 14 day of December, 2006 among Luminex and TMB, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"Nasdaq" means Nasdaq National Market;

"OBCA" means the Ontario Business Corporations Act as now in effect and as may be amended from time to time prior to the Effective Date;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Replacement Option" has the meaning ascribed thereto in section 2.2(b);

"Replacement Warrant" has the meaning ascribed thereto in section 2.2(c);

"Securities Regulatory Authority" means the applicable securities commission or regulatory authority in each province and territory in Canada and the United States Securities and Exchange Commission;

"Share Exchange Ratio" means 0.060, subject to adjustment, if any, as provided herein;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

"Tax" and "Taxes" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity; and the term "material amount of Taxes" shall mean an amount of Taxes that is material to the entity and its Subsidiaries taken as a whole;

"TMB" means Tm Bioscience Corporation, a corporation existing under the laws of Ontario;

"TMB Common Shares" means the outstanding common shares in the capital of TMB;

"TMB Convertible Securities" means all securities of TMB, other than TMB Options and TMB Warrants, which may by their terms be converted, exercised or exchanged to acquire TMB Common Shares, being outstanding and unexercised on the Effective Date;

"TMB Meeting" means the special meeting of TMB Shareholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

"TMB Options" means the TMB Common Share options granted under the TMB Stock Option Plan and being outstanding and unexercised on the Effective Date;

"TMB Shareholders" means the holders of TMB Common Shares and TMB Options;

"TMB Stock Option Plan" means TMB's stock option plan;

"TMB Warrants" means the outstanding and unexercised TMB Common Share purchase warrants.

1.2                       Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3                      Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

ARTICLE 2
ARRANGEMENT

2.1                      Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) TMB, (ii) Luminex, (iii) all holders of TMB Common Shares, (iv) all holders of TMB Warrants, and (v) all holders of TMB Options.

2.2                       Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)
each outstanding TMB Common Share that is not held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of TMB Common Shares (other than TMB Common Shares held by Luminex or any Subsidiary or affiliate thereof), will be exchanged by the holder thereof for that number of fully paid and non-assessable Luminex Common Shares equal to the Share Exchange Ratio, and the name of each such holder of TMB Common Shares will be removed from the register of holders of TMB Common Shares and added to the register of holders of Luminex Common Shares and Luminex or a Subsidiary of Luminex, as the case may be, will be recorded as the registered holder of such TMB Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(b)
each TMB Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option granted by Luminex (a "Converted Parent Option") to acquire (on the same terms and conditions as were applicable to such TMB Option pursuant to the relevant TMB Stock Option Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Luminex Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Option immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Luminex Common Share subject to any such Converted Luminex Option (the "Converted Parent Option Exercise Price") will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Option immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the

Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.2(b) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable;

(c)
each TMB Warrant outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a warrant to acquire (on the same terms and conditions as were applicable to such TMB Warrant pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Luminex Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Warrant immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Luminex Common Share subject to any such TMB Warrant will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Warrant immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.2(c) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable; and

(d)
each TMB Convertible Security outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a convertible security granted by Luminex to acquire (on the same terms and conditions as were applicable to such TMB Convertible Security pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Luminex Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Convertible Security immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Luminex Common Share subject to any such TMB Convertible Security will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Convertible Security immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.2(d) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable.

2.3                       Adjustments to Share Exchange Ratio

The Share Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Luminex Common Shares or TMB Common Shares other than stock dividends paid in lieu of ordinary course dividends), reorganization, recapitalization or other like change with respect to Luminex Common Shares or TMB Common Shares occurring after the date of the Merger Agreement and prior to the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1                       Rights of Dissent

Holders of TMB Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this section 3.1 (the "Dissent Rights") in connection with the Arrangement; provided that, notwithstanding subsection 185(10) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by TMB not later than 5:00 p.m. (Toronto time) on the Business Day preceding the TMB Meeting. Holders of TMB Common Shares who duly exercise such rights of dissent and who:

(a)
are ultimately determined to be entitled to be paid fair value for their TMB Common Shares shall be deemed to have transferred such TMB Common Shares to Luminex, to the extent the fair value therefor is paid by Luminex; or

(b)
are ultimately determined not to be entitled, for any reason, to be paid fair value for their TMB Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of TMB Common Shares and shall receive Luminex Common Shares on the basis determined in accordance with section 2.2(a), but in no case shall Luminex, TMB or any other Person be required to recognize such holders as holders of TMB Common Shares after the Effective Time, and the names of such holders of TMB Common Shares shall be deleted from the registers of holders of TMB Common Shares at the Effective Time.

ARTICLE 4
CERTIFICATES AND FRACTIONAL SHARES

4.1                       Exchange of Certificates for Luminex Common Shares

At or promptly after the Effective Time, Luminex shall deposit with the Depositary, for the benefit of the holders of TMB Common Shares in connection with the Arrangement, certificates representing the Luminex Common Shares delivered pursuant to section 2.2 in exchange for outstanding TMB Common Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TMB Common Shares that were exchanged for Luminex Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of TMB and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, subject to section 4.3, a certificate representing that number (rounded down to the nearest whole number) of Luminex Common Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.2 and any cash in lieu of fractional Luminex Common Shares pursuant to section 4.3), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of TMB Common Shares which is not registered in the transfer records of TMB, a certificate representing the proper number of Luminex Common Shares may be issued to the transferee if the certificate representing such TMB Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding TMB Common Shares that were exchanged for Luminex Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Luminex Common Shares as contemplated by this section 4.1, (ii) a cash payment in lieu of any fractional Luminex Common Shares as contemplated by section 4.3 and (iii) any dividends or distributions with a record date after the Effective Time paid or payable with respect to Luminex Common Shares as contemplated by section 4.2.

4.2                      Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Luminex Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding TMB Common Shares that were exchanged pursuant to section 2.2, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to section 4.3 and no interest shall be earned or payable on these proceeds, unless and until the holder of record of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the record holder of the certificates representing whole TMB Common Shares, without interest, (i) the amount of any cash payable in lieu of a fractional Luminex Common Share to which such holder is entitled pursuant to section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time paid with respect to such whole Luminex Common Share, as the case may be, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Luminex Common Share.

4.3                      No Fractional Shares

No certificates representing fractional Luminex Common Shares shall be issued upon the surrender for exchange of certificates pursuant to section 4.1 and no dividend, stock split or other change in the capital structure of Luminex shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Luminex. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a Luminex Common Share will receive a cash payment from the Depository equal to the product of such fractional interest and the Luminex Trading Price. Luminex shall from time to time as necessary provide the Depository with funds sufficient to satisfy these obligations.

4.4                      Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding TMB Common Shares that were exchanged pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Luminex Common Shares (and any dividends or distributions with respect thereto and any cash pursuant to section 4.3) deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Luminex Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Luminex and its transfer agent in such sum as Luminex may direct or otherwise indemnify Luminex in a manner satisfactory to Luminex against any claim that may be made against Luminex with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5                       Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding TMB Common Shares that were exchanged pursuant to section 2.2 that is not deposited with all other instruments required by section 4.1 on or prior to the first anniversary of the Effective Time shall cease to represent a claim or interest of any kind or nature as a shareholder of Luminex. On such date, the Luminex Common Shares (or cash in lieu of fractional interests therein, as provided in section 4.3) to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Luminex, together with all entitlements to dividends, distributions and interest in respect thereof held for such former registered holder. None of Luminex or the Depositary shall be liable to any person in respect of any Luminex Common Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.6                      Withholding Rights

TMB, Luminex and the Depositary shall be entitled to deduct and withhold from the amount otherwise payable pursuant to this Plan of Arrangement and the Merger Agreement to any Person such amounts as are required to be deducted and withheld with respect to such payment under the Income Tax Act (Canada) or any other applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Plan of Arrangement and the Merger Agreement as having been paid to the Person to whom the amount would otherwise be payable. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Person exceeds the cash portion of the consideration otherwise payable to the Person, TMB, Luminex and the Depositary are hereby authorized to sell or otherwise dispose on behalf of the Person such portion of the consideration as is necessary to provide sufficient funds to TMB, Luminex or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and TMB, Luminex or the Depositary shall notify the Person and remit to the Person any unapplied balance of the net proceeds of such sale.

ARTICLE 5
AMENDMENTS

5.1                       Amendments to Plan of Arrangement

TMB reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Luminex, (iii) filed with the Court and, if made following the TMB Meeting, approved by the Court and (iv) communicated to holders of TMB Common Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by TMB at any time prior to the TMB Meeting (provided that Luminex shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the TMB Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the TMB Meeting shall be effective only if (i) it is consented to by each of TMB and Luminex and (ii) if required by the Court, it is consented to by holders of the TMB Common Shares voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Luminex, provided that it concerns a matter which, in the reasonable opinion of Luminex, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of TMB Common Shares or TMB Options.

ARTICLE 6
FURTHER ASSURANCES

6.1                        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Merger Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE D

VOTING AGREEMENT FOR DIRECTORS, OFFICERS AND AFFILIATES

VOTING AGREEMENT, dated as of December ____, 2006 (this "Agreement"), by and among each of the shareholders identified in Schedule I hereto (each of the foregoing, a "Shareholder" and, collectively, the "Shareholders") and Luminex Corporation, a Delaware corporation ("Parent").

WHEREAS, concurrently with the execution of this Agreement, Parent and Tm Bioscience Corporation, a corporation existing under the laws of the Province of Ontario ("TMB" or the "Company"), are entering into a Merger Agreement, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, Parent proposes to acquire (the "Arrangement") all of the outstanding common shares in the capital of the Company (the "Common Shares") by way of a Plan of Arrangement under the Business Corporations Act (Ontario).

WHEREAS, as of the date hereof, each Shareholder Beneficially Owns the number of Common Shares set forth opposite such Shareholder's name on Schedule I hereto.

WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Shareholders agree, and the Shareholders have agreed, to enter into this agreement and abide by the covenants and obligations with respect to the Covered Shares set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Capitalized Terms. For the purposes of this Agreement, capitalized terms used and not defined herein shall have the respective means ascribed to them in the Merger Agreement

Section 1.02 Other Definitions. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

(a) "Beneficial Ownership" by a person of any securities includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security, and shall include "beneficial ownership" as defined in the Securities Act; provided that for purposes of determining Beneficial Ownership, a person shall be deemed to be the Beneficial Owner of any securities which such person has, at any time during the term of this Agreement, the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms "Beneficially Own" and "Beneficially Owned" shall have a correlative meaning.

(b) "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(c) "Covered Shares" means, with respect to any Shareholder, such Shareholder's Existing Shares, together with any Common Shares or other voting share capital of the Company and any securities convertible into or exercisable or exchangeable for Common Shares or other voting share capital of the Company, in each case that such Shareholder acquires Beneficial Ownership of on or after the date hereof

(d) "Encumbrance" means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement), excluding restrictions under securities laws.

(e) "Existing Shares" means, with respect to each Shareholder, the number of Common Shares Beneficially Owned (and except as may be set forth on Schedule I hereto, owned of record) by such Shareholder, as set forth opposite such Shareholder's name on Schedule I hereto.

(f) "person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

(g) "Representatives" means the officers, directors, employees, agents, advisors and Affiliates of a person.

(h) "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE II

VOTING

Section 2.01 Agreement to Vote. Each Shareholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the TMB Meeting and at any other meeting of the Shareholders of the Company, however called, including any adjournment or postponement thereof, such Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon:

(a) appear at each such meeting or otherwise cause the Covered Shares as to which such Shareholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, all of the Covered Shares as to which such Shareholder controls the right to vote (i) in favor of the approval and adoption of the Arrangement; (ii) against any action or agreement that is in opposition to, or competitive or inconsistent with, the Arrangement or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Shareholder contained in this Agreement; and (iii) against any TMB Acquisition Proposal and against any other action, agreement or transaction that is prohibited by the Merger Agreement or that would otherwise interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Arrangement or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by such Shareholder of its obligations under this Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Arrangement); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company in office on the date of this Agreement; (D) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company's certificate of incorporation or bylaws, except if approved by Parent; or (E) any other change in the Company's corporate structure.

Section 2.02 No Inconsistent Agreements. Each Shareholder hereby covenants and agrees that, except for this Agreement, such Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EACH SHAREHOLDER

Each Shareholder hereby represents and warrants severally (and not jointly and severally), to Parent as follows:

Section 3.01 Organization; Authorization; Validity of Agreement; Necessary Action. Each Shareholder that is not an individual is duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Shareholder has full power and capacity to execute and deliver this Agreement, to perform such Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder or any shareholder thereof are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.02 Ownership. Schedule I sets forth, opposite each Shareholder's name, the number of Common Shares over which such Shareholder has beneficial ownership as of the date hereof. Each Shareholder's Existing Shares are, and all of the Covered Shares owned by such Shareholder from the date hereof through and on the Closing Date will be, Beneficially Owned by such Shareholder. As of the date hereof, such Shareholder's Existing Shares constitute all of the Common Shares Beneficially Owned or owned of record by such Shareholder. Other than in connection with the Company's stock option or other incentive plans, no Shareholder nor any Affiliate of a Shareholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company.

Section 3.03 No Violation. The execution and delivery of this Agreement by each Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation, bylaws or other comparable governing documents, as applicable, of such Shareholder, (ii) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Shareholder or by which any of its assets or properties is bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which such Shareholder or any of its assets or properties is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair the ability of such Shareholder to perform its obligations hereunder on a timely basis.

Section 3.04 Consents and Approvals. The execution and delivery of this Agreement by each Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require such Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.

Section 3.05 Absence of Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of any Shareholder, threatened against or affecting any Shareholder or any of their respective Affiliates before or by any Governmental Entity that could reasonably be expected to impair the ability of any Shareholder to perform its obligations hereunder on a timely basis.

Section 3.06 Reliance by Parent. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon each Shareholder's execution and delivery of this Agreement and the representations and warranties of such Shareholder contained herein.

ARTICLE IV

OTHER COVENANTS

Section 4.01 Prohibition on Transfers, Other Actions. Each Shareholder hereby agrees not to (i) Transfer any of its Covered Shares, Beneficial Ownership thereof or any other interest therein; (ii) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Shareholder's representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that could restrict or otherwise affect such Shareholder's legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void. Each Shareholder also agrees not to engage in any transaction with respect to any of the Covered Shares with the primary purpose of depriving Parent of the intended benefits of this Agreement.

Section 4.02 Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Common Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.03 No Solicitation. Except only and to the limited extent as may otherwise be specifically permitted pursuant to Sections 4.4 and 4.5 the Merger Agreement, each Shareholder hereby agrees that during the term of this Agreement he, she or it shall not, and shall not permit any of his, her or its Subsidiaries, Affiliates or Representatives to, directly or indirectly through another person, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding a TMB Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any TMB Acquisition Proposal, or (iii) enter into any agreement, arrangement or understanding related to any TMB Acquisition Proposal. Each Shareholder hereby represents that, as of the date hereof, it is not engaged in any discussions or negotiations with respect to any TMB Acquisition Proposal and agrees immediately to cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with any person other than Parent with respect to any proposal that constitutes, or may reasonably be expected to lead to, a TMB Acquisition Proposal, and will take the necessary steps to inform its affiliates and Representatives of the obligations undertaken by such Shareholder pursuant to this Agreement, including this Section 4.03. Each Shareholder also agrees that any violation of this Section 4.03 by any of its affiliates or Representatives shall be deemed to be a violation by such Shareholder of this Section 4.03.

Section 4.04 Directors' Duties. Notwithstanding Section 4.03, if an individual Shareholder is also a director or officer of the Company, the foregoing provisions shall not prevent such Shareholder, when acting solely in his role as a director or officer of the Company from (i) providing information, as required by law, or making disclosures to the Company's shareholders, as required by law, with respect to any submission or proposal unsolicited after November 17, 2006 regarding a TMB Acquisition Proposal, if in the opinion of the Company's board of directors, following consultation with outside counsel, such response or disclosures are required by applicable law or (ii) otherwise acting in a manner strictly consistent with the limited and permitted exceptions provided in Sections 4.4 and 4.5 of the Merger Agreement.

Section4.05 Notice of Acquisitions, Proposals Regarding Prohibited Transactions.

(a) Each Shareholder hereby agrees to notify Parent in writing of the number of any additional Common Shares or other securities of the Company of which such Shareholder acquires Beneficial Ownership on or after the date hereof, such notice to be delivered by such Shareholder as promptly as practicable (and in any event within three Business Days of such acquisition).

(b) Each Shareholder hereby agrees to notify Parent as promptly as practicable (and in any event within 24 hours after receipt) in writing of any inquiries or proposals (other than inquiries or proposals which are made to TMB itself), which are received by, any information which is requested from, or any negotiations or discussions which are sought to be initiated or continued with, such Shareholder or any of its affiliates with respect to any TMB Acquisition Proposal or any other matter referred to in Section 4.03 (including the material terms thereof and the identity of such person(s) making such inquiry or proposal, requesting such information or seeking to initiate or continue such negotiations or discussions, as the case may be). Such Shareholder will keep Parent fully informed in all material respects of any related developments, discussions and negotiations relating to the matters described in the preceding sentence (including any change to the proposed terms thereof) and shall provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written materials sent or provided to such Shareholder or any of its Subsidiaries from any person that describes the terms or conditions of any TMB Acquisition Proposal or other proposal that is the subject of any such inquiry, proposals or information requests.

Section 4.06 Waiver of Appraisal Right. To the fullest extent permitted by applicable law, each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable Law.

Section 4.07 Fiduciary obligations. Parent agrees and acknowledges that the Shareholders are bound hereunder solely in their capacity as shareholders of the Company and that the provisions hereof shall not be deemed or interpreted to bind them in their capacity as directors or officers of the Company.

Section 4.08 Further Assurances. From time to time, at Parent's request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each Shareholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by applicable Law or in the Circular such Shareholder's identity and ownership of its Covered Shares and the nature of such Shareholder's obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.01 Termination. This Agreement shall remain in effect until the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms, and after the occurrence of such applicable event this Agreement shall terminate and be of no further force; provided, however, that (A) each Shareholder shall have the right to terminate this Agreement by written notice to Parent if the terms of the Merger Agreement are amended or waived without the written consent of such Shareholder, but only if such amendment or waiver creates any additional condition to the consummation of the Merger, decreases the value of the consideration to be received by the Shareholders in the Merger, changes the form of the consideration to be received by the Shareholders in the Merger or otherwise adversely affects such Shareholder in any material respect. The provisions of this Section 5.01 and of Sections 5.05 through 5.13 shall survive any termination of this Agreement. Nothing in this Section 5.01 and no termination of this Agreement shall relieve or otherwise limit any party of liability for breach of this Agreement.

Section 5.02 No Control. Nothing contained in this Agreement shall give Parent the right to control or direct the Company or the Company's operations.

Section 5.03 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and Parent shall have no authority to direct any Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

Section 5.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)         If to Parent, at:

Bass, Berry & Sims PLC
Amsouth Center
Suite 2700
315 Deaderick Street
Nashville, TN 37238

Attention: Howard Lamar
Telecopier No.: (615) 742-2709

with copies (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
World Exchange Plaza
20th Floor
45 O'Connor Street
Ottawa, Ontario, Canada

Attention: Eric Elvidge
Telecopier No.: 613-788-2247

(b)          if to any Shareholder, to:

 with copies (which shall not constitute notice) to:

(c)          if to the Company, to:

Tm Bioscience Corporation:
439 University Avenue
Suite 900
Toronto, Ontario
M5G1Y8

Attention: Gregory C. Hines
Telecopier No.: (416) 593-1066

with a copy (which shall not constitute Notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
                           199 Bay Street
                           Toronto, Ontario M5L 1B9

Attention: Curtis Cusinato and Kenneth Pogrin
Telecopier No.: (416) 947-0866

Section 5.05 Interpretation. The words "hereof" "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 5.06 Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 5.07 Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

Section 5.08 Governing Law; Specific Performance; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the Province of Ontario, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(c) Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 5.09.

Section 5.09 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by Parent and each Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and the Shareholders.

Section 5.10 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 5.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 5.12 Successors and Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, successors and permitted assigns, as the case may be. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, executors, successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

LUMINEX CORPORATION

By:
Name:
Title:

Witness	Name of Shareholder:

SCHEDULE I

Beneficial Ownership of Covered Shares

Name and Address of Shareholder	Covered Shares

See attached schedule

SCHEDULE E
AFFILIATE AGREEMENT

Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727

Ladies and Gentlemen:

I have been advised that I might be considered to be an "affiliate" of Tm Bioscience Corporation, a corporation existing under the laws of the Province of Ontario (the "Company"), for purposes of paragraphs (c) and (d) of Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act").

Luminex Corporation, a Delaware corporation ("Luminex"), and the Company have entered into a Merger Agreement, dated as of December 14, 2006 (the "Merger Agreement"), pursuant to which, among other things, Luminex will acquire the Company by way of an arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the "Arrangement"). Upon consummation of the Arrangement, I will receive shares of common stock, par value $0.001 per share of Luminex ("Luminex Common Stock") in exchange for my common shares in the capital of the Company ("Company Common Stock"). This agreement is hereinafter referred to as the "Letter Agreement".

A.          I represent and warrant to, and agree with, Luminex as follows:

1. I have read this Letter Agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, pledge, transfer or otherwise dispose of Luminex Common Stock to the extent I felt necessary, with my counsel or counsel for the Company.

2. I shall not make any offer, sale, pledge, transfer or other disposition in violation of the Act or the rules and regulations of the SEC thereunder of the Luminex Common Stock I receive pursuant to the Arrangement.

B.           I understand and agree that:

1. I have been advised that any issuance of Luminex Common Stock to me pursuant to the Arrangement will not be registered with the SEC. I have also been advised that, because I may be an "affiliate " of the Company at the time the Arrangement will be submitted for a vote of the shareholders of the Company and my disposition of such Luminex Common

Stock has not been registered under the Act, I must hold such Luminex Common Stock indefinitely unless (i) such disposition of such Luminex Common Stock is subject to an effective registration statement and to the availability of a prospectus under the Act, (ii) a sale of such Luminex Common Stock is made in conformity with the provisions of Rule 145(d) under the Act or (iii) in an opinion of counsel, in form and substance reasonably satisfactory to Luminex, some other exemption from registration is available with respect to any such proposed disposition of such Luminex Common Stock.

2. Luminex agrees that for so long as and to the extent necessary to permit the undersigned to sell the Luminex Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Luminex shall (a) use its commercially reasonable efforts to (i) file, on a timely basis, all reports and data required to be filed with the SEC by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) promptly furnish to the undersigned upon request a written statement as to whether Luminex has complied with such reporting requirements during the 12 months preceding any proposed sale of the Luminex Common Stock by the undersigned under Rule 145, and (b) otherwise use its commercially reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144. Luminex represents and warrants to the undersigned that it has filed, on a timely basis, all reports and data required to be filed with the SEC by it pursuant to Section 13 of the Exchange Act during the 12-month period prior to the date of this letter.

3. Stop transfer instructions will be given to the transfer agent of Luminex with respect to the Luminex Common Stock I receive pursuant to the Arrangement in connection with the restrictions set forth herein, and there will be placed on the certificate representing Luminex Common Stock I receive pursuant to the Arrangement, or any certificates delivered in substitution therefor, a legend stating in substance:

"The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act"), applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under the Act or an exemption from such registration."

4. Unless a transfer of my Luminex Common Stock is a sale made in conformity with the provisions of Rule 145(d), or made pursuant to an effective registration statement under the Act, Luminex reserves the right to put an appropriate legend on the certificates issued to my transferee.

5. I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporation or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

6. I agree that at the time that I make an offer to or otherwise sell, pledge transfer or dispose of any Luminex Common Stock that I own after the Arrangement, I will notify my broker, dealer or nominee in whose name my Luminex Common Stock are held or registered that such Luminex Common Stock are subject to this Letter Agreement.

7. Execution of this Letter Agreement should not be construed as an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms. It is also understood and agreed that this Letter Agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth in Paragraph B.3 above shall be lifted and the legend set forth in Paragraph B.3. above shall be removed forthwith from the certificate or certificates representing my Luminex Common Stock if (i) the Luminex Common Stock are sold by me in accordance with Rule 145(d)(1), (ii) one year shall have elapsed from the date I acquired the Luminex Common Stock pursuant to the Arrangement and the provisions of Rule 145(d)(2) are then available to me, (iii) two years shall have elapsed from the date I acquired the Luminex Common Stock pursuant to the Arrangement and the provisions of Rule 145(d)(3) are then applicable to me, or (iv) Luminex has received either a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to Luminex, or other evidence reasonably satisfactory to Luminex, to the effect that a transfer of my Luminex Common Stock will not violate the Act or any of the rules and regulations of the SEC thereunder.

This Letter Agreement shall be binding on my heirs, legal representative and successors.

Very truly yours,

By:
Name:
Date:

Accepted this_____ day
of ___________, 2007

Luminex Corporation

By:
Name:
Title: